SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2012 to March 31, 2012)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2” AND “Q3” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, Republic of Korea, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instruments	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006
June 2006
December 2006
	June 2007	A1	National Information & Credit Evaluation, Inc.
	December 2007		(A1 ~ D)
September 2008
December 2008
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008
	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
June 2007
September 2008
Corporate Debenture	July 2009	AA-
	October 2009	AA-
February 2010
May 2010
December 2010
July 2011
	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+

June 2007
September 2008
July 2009
December 2009
February 2010
May 2010
August 2010	AA-
February 2011
April 2011
August 2011
October 2011
October 2009	AA-	Korea Ratings, Inc. (AAA ~ D)
December 2009
August 2010
December 2010
February 2011
April 2011
July 2011
October 2011

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2012)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering (1)	33,600,000	5,000
September 8, 2004	Follow-on offering (2)	1,715,700	5,000
July 27, 2005	Follow-on offering (3)	32,500,000	5,000

(1)	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) / Initial public offering in Korea: 8,640,000 shares (W34,500 per share)
(2)	ADSs offering: 1,715,700 shares (W34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
(3)	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2)	Convertible bonds (as of March 31, 2012)

(Unit: In millions of Won, Share)

Issue date:		April 18, 2007
Maturity:		April 18, 2012 (3)
Face amount: (1)		(Won)513,480
Conversion shares:		Registered common shares
Conversion period:		Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
Conversion price: (2)		(Won)47,892 per share
Outstanding (3)	Face amount:	(Won)61,618
	Number of convertible shares: (2)	1,286,594 shares, assuming full conversion
Remarks:		- Registered form - Listed on Singapore Exchange

(1)	Face amount translated from US$550 million at the noon buying rate of the Federal Reserve Bank of New York in effect on April 10, 2007 (which was the date the convertible bond purchase agreement was entered into), which was (Won)933.6 = US$1.00.
(2)	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697. Conversion price was further adjusted from (Won)48,075 to (Won)47,892 and the number of shares issuable upon conversion was adjusted from 1,281,697 to 1,286,594 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 11, 2011.
(3)	The remaining US$66 million of these convertible bonds were repaid in full upon their maturity on April 18, 2012 at 116.77% of their principal amount.

D.	Voting rights (as of March 31, 2012)

(Unit: share)
Description	Number of shares
A. Total shares issued:	357,815,700
B. Shares without voting rights:	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	—
E. Shares with restored voting rights:	—

Total number of issued shares with voting rights (=A – B – C – D + E):	357,815,700

E.	Dividends

At the annual general meeting of shareholders on March 9, 2012, we did not declare a cash dividend to our shareholders.

Dividends during the recent three fiscal years

Description (unit)	2011		2010		2009
Par value (Won)	5,000		5,000		5,000
Profit (loss) for the period / Net income (million Won)	(991,032	)(3)	1,002,648	(3)	1,067,947	(4)
Earnings per share (Won) (1)	(2,770)		2,802		2,985
Total cash dividend amount (million Won)	—		178,908		178,908
Total stock dividend amount (million Won)	—		—		—
Cash dividend payout ratio (%)	—		17.8		16.8
Cash dividend yield (%) (2)	—		1.3		1.3
Stock dividend yield (%)	—		—		—
Cash dividend per share (Won)	—		500		500
Stock dividend per share (share)	—		—		—

(1)	Earnings per share is based on par value of (Won)5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(2)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.
(3)	Profit for the period based on separate K-IFRS.
(4)	Net income based on non-consolidated Korean GAAP.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of March 31, 2012, we operated TFT-LCD and OLED production facilities in Paju and Gumi, Korea and a LCD research center in Paju, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2012, our business consisted of the manufacture and sale of LCD and OLED panels and monitor products. Because our non-LCD business represented an extremely small portion of our assets and revenues as of and for the three months ended March 31, 2012, we have included them as part of our LCD reporting business segment.

2012 (Q1) Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2012 (Q1)	LCD business
Sales Revenue	6,184
Gross Profit	328
Operating Profit (Loss)	(178)

B.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry as a whole has experienced continued growth in its production capacity in response to growth in demand for flat panel displays.

-	The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones (including smartphones), smartbooks, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

-	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

-	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

-	Since 2011, due to a general overcapacity in the TFT-LCD industry, TFT-LCD panel makers have slowed their respective rates of production capacity growth, while a number of them are pursuing other strategic alternatives such as mergers or formation of new alliances.

-	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Display, Samsung Mobile Display, Hydis Technologies, etc.

b.	Taiwan: AU Optronics, Chimei Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC-Panda, etc.

(4)	Market shares

-	Our worldwide market share of large-sized TFT-LCD panels (i.e., TFT-LCD panels that are 9 inches or larger) based on revenue is as follows:

	2012 (Q1) (1)	2011(2)	2010 (3)
Panels for Notebook Computers (4)	33.1%	34.9%	33.2%
Panels for Monitors	31.5%	28.3%	26.5%
Panels for Televisions	23.9%	24.7%	23.4%
Total	27.4%	27.3%	25.4%

(1)	Source: 2012 Q1 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report – Advanced LED+3D.
(2)	Source: 2011 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(3)	Source: 2010 Q4 DisplaySearch Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(4)	Includes panels for netbooks.

(5)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

-	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

-	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers. We are a leader in large OLED panel display technology, as demonstrated by our 55-inch OLED display panel unveiled at the Consumer Electronics Show in Las Vegas in January 2012, which was the largest OLED panel at the time.

-	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

-	In order to meet the rapidly increasing market demand for large TFT-LCD panels, we successfully commenced mass production at P83, an eighth generation fabrication line located in our P8 facility, in March 2011. In January 2011, we also decided to invest in a new eighth generation production facility, P9.

-	We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

-	We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested (Won)14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional (Won)14.8 billion and W4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of W9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of W2.5 billion. In January 2010, we purchased 10.8 million shares of Can Yang Investment Limited representing a 15% interest at a purchase price of US$10.8 million. In October 2010, we invested an additional US$4.5 million and acquired 4.8 million additional shares of Can Yang Investment Limited.

-	In October 2008, we established a joint venture company, Suzhou Raken Technology Ltd., with AmTRAN Technology Co., Ltd., a Taiwan corporation. We invested US$10.4 million in return for a 51% interest in Suzhou Raken Technology Ltd. Suzhou Raken Technology Ltd. will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. In 2009 and 2010, we invested an additional US$58.7 million and US$14.5 million, respectively, in Suzhou Raken Technology Ltd., but the additional investments did not change our percentage interest in Suzhou Raken Technology Ltd.

-	As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

-	In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold (Won)19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

-	In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we agreed to invest a total amount of (Won)30 billion in the fund, and as of December 31, 2010, we had invested (Won)8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of (Won)1.4 billion from the fund, and in March and April 2011, we invested an additional (Won)1.9 billion and (Won)3.1 billion, respectively, in the fund. In June 2011, we received a further distribution of (Won)0.7 billion as return of principal and (Won)0.9 billion as dividends and we invested an additional (Won)1.2 billion in the fund. In December 2011, we invested an additional (Won)2.0 billion in the fund. The additional investments did not change our investment commitment amount of (Won)30 billion or our limited partnership interest in the fund, which remained at 30.6%.

-	In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. in Xiamen and Fujian, China, respectively. We invested (i) (Won)7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) (Won)10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

-	In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

-	In August 2010, in order to strengthen our competitiveness in the LED backlight LCD market, we entered into a joint venture with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. and established Eralite Optoelectronics (Jiangsu) Co., Ltd., a company that specializes in LED packaging and manufacturing, in Suzhou, China. We invested US$4 million and acquired a 20% equity interest in Eralite Optoelectronics (Jiangsu) Co., Ltd.

-	In September 2010, in order to strengthen our OLED business, we acquired a 20% equity interest in YAS Co., Ltd., which develops and manufactures OLED deposition equipment components, at a purchase price of (Won)10 billion.

-	In November 2010, in order to strengthen our e-book business, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of (Won)35 billion. In each of June 2011, September 2011 and February 2012, we invested an additional (Won)3.0 billion in Image & Materials, Inc.

-	In October 2010, in order to strengthen our competitiveness in the e-book market, we entered into a joint venture with Iriver Ltd. and established L&I Electronics Technology (Dongguan) Limited, a company that specializes in e-book manufacturing, in Dongguan, China. We invested US$2.6 million and acquired a 51% equity interest in L&I Electronics Technology (Dongguan) Limited.

-	In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$ 3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

-	In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested (Won)20 billion and acquired a 16.6% interest in Narae Nanotech Corporation, a Korean equipment manufacturer. In June 2011, we invested an additional (Won)10.0 billion and acquired a further 7.7% interest in Narae Nanotech Corporation. As of March 31, 2012, we held a 23% equity interest in Narae Nanotech Corporation.

-	In December 2011, in order to improve our cost competitiveness with respect to the glass substrate etching stage of our TFT-LCD panel manufacturing process, we invested (Won)10.6 billion and acquired a 20.3% interest in Avatec Co., Ltd., a third party glass substrate etching processor.

-	In December 2011, in order to expand our module production capacity, we established LG Display U.S.A. Inc. in Texas, United States, and LG Display Reynosa S.A. de C.V. in Reynosa, Mexico. We invested in the form of paid-in capital (Won)12.4 billion and (Won)9.2 billion in LG Display U.S.A. Inc. and LG Display Reynosa S.A. de C.V., respectively. We currently own a 100% interest in LG Display U.S.A. Inc. and a 99% interest in LG Display Reynosa S.A. de C.V. LG Display U.S.A. Inc. owns the remaining 1% interest in LG Display Reynosa S.A. de C.V.

-	In April 2012, in order to improve our cost competitiveness with respect to tempered glass used for touchscreens, we invested (Won)2.0 billion and acquired a 19.8% interest in Glonix Co., Ltd.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business Area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2012 Q1 (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	5,685 (91.9%)
		TFT-LCD (Korea (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	499(8.1%)
Total					6,184(100%)

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the first quarter of 2012 decreased by 2% from the fourth quarter of 2011. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to imbalances in supply and demand.

(Unit: US$ / m2)

Description	2012 Q1	2011 Q4	2011 Q3	2011 Q2
TFT-LCD panel (1)(2)	669	684	705	747

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business Area	Purchase Type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	830	21.11%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		1,266	32.19%	Heesung Electronics Ltd., etc.
		Polarizer		612	15.56%	LG Chem, etc.
		Others		1,225	31.14%	-
Total				3,933	100%	-

-	Period: January 1, 2012 ~ March 31, 2012.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2012 (Q1) (1)	2011 (2)	2010 (2)
TFT-LCD	TFT-LCD	Gumi, Paju	1,950	8,376	7,509

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2012 (Q1)	2011	2010
TFT-LCD	TFT-LCD	Gumi, Paju	1,750	6,850	6,490

-	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Business place (area)	Available working hours of 2012 (Q1)	Actual working hours of 2012 (Q1)	Average utilization ratio
Gumi (TFT-LCD)	2,184 (1) (91 days) (2)	2,050 (1) (85 days) (2)	93.9%
Paju (TFT-LCD)	2,184 (1) (91 days) (2)	2,184 (1) (91 days) (2)	100%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures on a cash out basis of approximately (Won)4 trillion in 2012. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business Area	Sales Types	Items (Market)		2012 (Q1)	2011	2010
TFT-LCD	Products, etc.	TFT-LCD	Overseas (1)	5,685	22,328	23,806
			Korea (1)	499	1,963	1,706
			Total	6,184	24,291	25,512

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

-	As of the date of this report, each of our Television Business Unit and IT Business Unit had individual sales and customer support functions.

-	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

-	LG Display HQ and overseas manufacturing subsidiaries → Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. → System integrators and end-brand customers → End users

-	LG Display HQ and overseas manufacturing subsidiaries → System integrators and end-brand customers → End users

(3)	Sales methods and sales terms

-	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

-	To secure stable sales to major personal computer makers and leading consumer electronics makers globally. To increase sales of high-end notebook computer products (including smartbooks, IPS and slim and narrow bezel notebook computer products), to strengthen sales of the high-end monitor segment (such as LED, IPS, slim and narrow bezel and 3D monitors), to lead in the large and wide television market (including the LED television market) and to continually increase our market share in the 3D television market by utilizing film patterned retarder technology.

-	In the small- to medium-sized products segment, which is centered on high-end products applying IPS technology, to strengthen our business portfolio by developing a diverse range of products, such as mobile phone (including smartphone), smartbook, car navigation, e-book, industrial products (including aviation and medical equipment), etc.

(5)	Purchase orders

-	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

-	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Samsung Mobile Display, Hydis Technologies, AU Optronics, Chimei Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE, CSOT and CEC-Panda.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

-	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro, the Japanese Yen and the Chinese Renminbi.

-	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

-	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar, the Japanese Yen and the Chinese Renminbi.

-	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payable relating to capital expenditures for our facilities, in response to currency fluctuations.

B.	Interest rate risks

-	Our exposure to interest rate risks relates primarily to our long term debt obligations. To the extent necessary, we may from time to time enter into interest swap contracts to hedge our interest rate risks. As of March 31, 2012, we had no interest swap contracts outstanding.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi- conductor device technology

Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items	2012 (Q1)	2011	2010
	Material Cost	153,885	550,200	616,072
	Labor Cost	105,681	365,375	285,212
	Depreciation Expense	54,511	217,874	93,365
	Others	41,712	180,582	122,619
	Total R&D-Related Expenditures	355,789	1,314,031	1,117,268
	Selling & Administrative Expenses	73,784	248,328	264,073
Accounting Treatment	Manufacturing Cost	235,286	942,015	717,848
	Development Cost (Intangible Assets)	46,718	123,688	135,347
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	5.8%	5.4%	4.4%

B.	R&D achievements

Achievements in 2010

1)	Development of 9.7-inch AH-IPS model for Apple’s i-Pad.

-	Development of the world’s first IPS Tablet

-	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

2)	Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition (“HD”))

-	Thin and light; low electricity consumption thereby increasing battery life

-	Development of Company-led flat product market

3)	Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition (“FHD”))

-	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

-	50% reduction in source driver integrated circuits (from 16ea to 8ea) by applying 1 gate 1 drain technology

4)	World’s first FHD 47-inch three-dimensional (“3D”) display panels using Glass Patterned Retarder (GPR) technology

-	Achieving FHD for 3D display panels using GPR technology

5)	Development of our first large-sized display panels viewable in 3D using shutter glasses (42-inch, 47-inch, 55-inch in FHD)

-	Achieving high aperture ratio by applying S-IPS V technology

-	Removal of gate driver integrated circuits by applying GIP technology

-	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

6)	World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in FHD)

-	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

7)	Development of 42-inch and 47-inch FHD display panels for television to be sold in emerging markets

-	Focusing on basic functions and removing functions that are costly

-	Achieving cost reduction by applying GIP technology

8)	Development of intra interface technology for large-sized, high resolution, high frequency display panels

-	Improved data transmission rate (from 660Mbps to 1.6Gbps)

-	Developing slim PCBs by decreasing the number of transmission lines

9)	Development of our first 21.5-inch and 26-inch FHD Edge LED products

-	Application of 21.5-inch, 26-inch FHD TV LED BL and mid-sized FHD model Slim TCON (176Pin g 88Pin)

10)	Development of our first 32 HD Edge LED product

-	Application of 32-inch HD TV Edge LED BL

11)	Development of our first 37-inch FHD M240Hz product

-	Development of 37-inch FHD 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

12)	Development of 240Hz panel for LG Electronics’ Borderless TV

-	Development of Narrow Bezel 240Hz panel (Bezel 14mm g 7mm) for LG Electronics’ Borderless TV

13)	Development of the world’s first slim 23W FHD monitor in IPS mode

-	Slim design by applying slim-type LED backlight (thickness: 14.5t g 11.5t)

-	Cost saving by applying low voltage liquid crystal

-	Removal of gate driver integrated circuits by applying GIP technology

14)	Development of the world’s first slim 185W HD monitor in TN mode

-	Slim design by applying slim-type LED backlight (thickness: 11.5t g 9.7t)

-	50% reduction in source driver integrated circuits by applying DRD (Double Rate Driving) technology

-	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

-	Removal of gate driver integrated circuits by applying GIP technology

15)	Development of 42-inch, 47-inch and 55-inch FHD monitors applying low cell gap (3.1 g 2.8um) technology

-	Enhanced 3D performance (3D CrossTalk 10.x% g 5.x%)

-	World’s first application of this technology in 42-inch, 47 inch and 55-inch FHD products

16)	Development of ultra slim 0.2t glass 12.1-inch notebook computer

-	Realization of ultra slim product by applying 0.2t glass and flat screen backlight structure

17)	Development of world’s first ultra slim 19SX TN monitor

-	Slim design by applying slim type LED backlight (thickness: 15.5 g 9.9t)

-	50% reduction (6ea to 3ea) in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

-	Elimination of gate driver integrated circuits by applying GIP technology

18)	Development of 215FHD e-IPS monitor products applying LED PKG

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Realization of 2 sheet structure by adopting I-VCOM resulting in increased transmittance and backlight luminance

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

19)	Development and application of LED PKG in 215FHD TN monitor products

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)
67) Development of world’s first slim TN monitor (185W HD, 20W HD+, 215W/23W FHD)

-	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: over 20t g 12.9t)

-	Minimization of LCM thickness by applying thin LED array structure (11.5t g 8.2t)

-	Simplification of circuit by developing T-con + Scaler 1chip

20)	Development of world’s first ultra slim 215W FHD TN monitor

-	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: 12.9t g 7.2t)

-	Minimization of LCM thickness by applying thin LED array structure (8.2t g 6t)

21)	Development of the world’s first 3D FPR type 42-inch, 47-inch and 55-inch FHD panels

-	Improved 3D performance (cross talk 1.0% g, 3D luminance 170 nit)

22)	Development of our first 42-inch, 47-inch and 55-inch FHD panels with built-in 3D formatters

-	Development of our first products with built-in MEMC and 3D formatters

23)	Development of the world’s first real 240Hz applying GIP driving technology

-	First to develop real 240Hz applying GIP driving technology

-	Reduced the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6 ea

24)	Development of panels for Macbook Air

-	Development and mass production of 116HD, 133 WXGA+ panels

-	Application of Z-inversion technology for low energy consumption

25)	Introduction of the world’s first HD shutter glasses type 3D notebook product (17.3 inch FHD)

-	Development of 172Hz high recharging speed notebook LCD panel

-	Development of Timing Controller (TC) driving technology

26)	The first all-in-one touch panel notebook from an LCD panel manufacturer (15.6 inch HD add-on touch notebook)

-	The world’s first large size (15.6-inch) notebook panel to receive Win7 Touch certification (received on July 23, 2010)

-	The world’s first LCD and touch panel integrated add-on touch module developed by an LCD panel manufacturer

27)	Introduction of the world’s first Micro Film 3D notebook (15.6-inch FHD)

-	The world’s first 3D FPR type notebook (developed timely to win market share in the 3D market)

28)	Development of the world’s first 240Hz 23W IPS monitor

-	The world’s first to realize 240Hz by application of 120Hz panel driving and scanning technologies

-	Achievement of Motion Picture Response Time (MPRT) of 8ms

29)	Development of the world’s first add-on infrared camera type 215W IPS monitor

-	Realization of thin LCM (20.5t) by application of the world’s first add-on infrared camera

-	Improved touch capabilities (dead zone free and multi-touch) and the first in the world to receive Win 7 Logo certification

-	Touch location auto correction by applying auto calibration

30)	Development of 20-inch HD and 23-inch FHD e-IPS monitor products applying widescreen LED PKG

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Cost reduction and lower power consumption (20% reduction for driver integrated circuits) by using low voltage driver integrated circuits

-	Minimization of LCM thickness by applying thin LED array structure (for 20-inch HD panels: 14.5t g 10.2t)

31)	Development of 20-inch HD and 23-inch FHD TN monitor products applying widescreen LED PKG

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance (for 20-inch HD monitors)

-	50% reduction in the number of source driver integrated circuits by applying DRD technology (for 23-inch FHD panels)

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Minimization of LCM thickness by applying thin LED array structure (11.5t g 10.2t)

Achievements in 2011

1)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

-	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

2)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

-	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

-	Achievement of a maximum circuit logic power of 1.0W

-	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

3)	Introduction of an integrated 14.0-inch touch panel notebook product

-	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

4)	Introduction of our 15.6-inch dream color IPS notebook product

-	Development of a notebook utilizing H-IPS technology

-	Realization of a 100% color reproduction rate by applying RGB LED technology

-	Realization of 1.073G color by applying 10-bit color depth technology

5)	Development and mass production of 9.7-inch LCD panels for i-Pad 2

-	Application of AH-IPS and slim LCD technology

-	Decreased thickness by 20% and weight by 7% compared to LCD panel for i-Pad 1

6)	Development of the world’s first 3D FPR 23-inch FHD TN monitor product

-	Minimization of flicker / crosstalk by applying FPR technology

-	Minimization of cost increase by applying one layer 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

7)	Introduction of our first 50-inch Cinema TV product

-	Application of 21:9 screen display ratio (2560 x 1080 resolution)

-	Application of 960ch + EPI source driver integrated circuits for optimal high-resolution

-	Application of scanning technology under the Horizontal 2Edge structure

8)	Development of the world’s first 3D FPR 23-inch IPS FHD monitor product

-	Minimization of flicker / crosstalk by applying FPR technology

-	Minimization of cost increase by applying one layer 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

9)	Development and introduction of the world’s first 15.6-inch HD FPR 3D notebook product

-	Realization of the world’s first 15.6-inch HD FPR 3D product

-	Realization of high luminance 3D images (two times the luminance compared to images from notebooks utilizing shutter glass technology)

-	Minimization of cost increase by applying one layer 3D film

10)	Development and introduction of the world’s first 17.3-inch Dream Color AH-IPS notebook product

-	Development of the world’s first 17.3-inch notebook computer applying AH-IPS

-	Realization of Dream Color (100% color reproduction rate) by applying RGB LED

-	Realization of 1.073G color by applying Color Depth 10-bit technology

-	Realization of 89 degrees viewing angle (up/down/left/right) by applying IPS technology

11)	Development and introduction of a 15.6-inch HD product with the world’s lowest (at the time) power consumption from logic circuit (0.5W).

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guide plate

-	Increase in battery life due to logic circuit power consumption reduction

12)	Development of the world’s smallest (at the time) Narrow Bezel Notebook Model

-	The first in the world to apply 4.5 mm narrow bezel

-	Formation of camera hole by B/M mask patterning

13)	Development of a new 10.1-inch WX smartbook LCD

-	Development of the our first 10.1-inch WXGA LCD following in the footsteps of our 9.7-inch XGA model

-	Realization of reduced power consumption, high permeability and increased viewing angle by application of IPS technology.

14)	Development of a 42-inch FHD product applying COT technology

-	Simplifying panel production process by applying COT (Color Filter on TFT) technology

-	Luminance increased by 10%

15)	Development of 42-inch, 47-inch and 55-inch direct slim LCD TV

-	Development of the world’s first direct-mounted 11.0 mm depth ultra-slim LCM model

-	Application of 96 block local dimming and M240Hz technology

16)	Development of a 47-inch super narrow public display panel

-	Development of our first super narrow bezel (seam 6.9mm) product for application in public display panels

17)	Introduction of the world’s first 15.6-inch FHD AH-IPS notebook product

-	Development of the world’s first 15.6-inch FHD model applying AH-IPS technology

-	Development of slim & light AH-IPS model (thickness: 3.4mm; weight: 330g)

-	Achieving the following viewing angles by applying IPS technology; 178° from top to bottom; 178° from left to right

18)	Development of a 15.6-inch FHD notebook applying a new backlight arrangement

-	Optimization of light placement by application of New Concept LED Backlight

-	Reduction in the number of LED integrated circuits (78ea g 10ea) by application of mid-power LED

-	Reduced energy consumption pursuant to a reduction in the number of LED integrated circuits (7.4W g 5.9W)

19)	Development of the world’s first 215/25/27 FHD TN and 215 FHD IPS 3D monitor

-	Minimization of flicker/crosstalk by application of FPR technology

-	Minimization of cost increase by applying one-layered 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

20)	Development of a 4.5-inch true HD AH-IPS display smartphone product

-	For 4G LTE smartphones (introduced by LG Electronics in September 2011)

-	Application of true HD720 resolution and AH-IPS technology

21)	Development of the world’s first 14.0-inch HD 3D FPR notebook product

-	Realization of the world’s first 14.0-inch 3D FPR display

-	Realization of high luminance 3D images (two times the luminance compared to images from notebook panels utilizing shutter glass technology)

22)	Development of the world’s first AH-IPS GIP / DRD column inversion technology

-	Development of AH-IPS GIP / DRD by application of shrink GIP technology

-	Realization of TN-equivalent panel size through reduced panel load

-	Achieved TN-equivalent logic energy consumption levels

Achievements in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

-	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guiding plate

-	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

-	Development of a 14.0-inch HD+ 72% color reproduction rate model

-	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch FHD glasses-free 3D notebook product

-	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

-	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

-	Simplified panel production process by application of AH-IPS 4Mask technology

-	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

-	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products incorporating 32/37/42 Vertical 1 Bar structure

-	First time we were able to incorporate Vertical 1Bar LED backlight unit

-	Reduced energy consumption resulting from a reduction in the number of LED integrated circuits (42.7W g 31.9W)

8)	Development of low-cost direct backlight unit to replace conventional edge LED lighting lamp

-	First time we developed low-cost direct backlight unit for 42-inch FHD products (72ea)

-	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of 47-inch and 55-inch panels with narrow bezels of 3.5mm

-	Slimmer set design possible using 3.5mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch)

-	Made possible by removing the forward facing case top, resulting in “zero” bezel on three sides

10.	Intellectual Property

As of March 31, 2012, our cumulative patent portfolio (including patents that have already expired) included a total of 17,550 patents, consisting of 7,831 in Korea and 9,719 in other countries.

11.	Environmental Matters

We are subject to a variety of environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as triflouride oxide and perfluoro compounds, or PFCs, including sulfur hexafluoride, or SF6, gases, by installing abatement systems to meet voluntary emissions targets for the TFT-LCD industry for 2010. As part of our voluntary activities to reduce emission of greenhouse gases, we installed triflouride oxide abatement systems at all of our production lines.

We also installed an SF6 abatement system in P1 in April 2005, and have taken steps to install additional SF6 abatement systems through the use of Clean Development Mechanism, or CDM, projects. We manage our CDM projects jointly with LG International Corp. On July 10, 2010, after becoming the first TFT-LCD company to receive the UNFCCC CDM Executive Board’s approval of our CDM project, we installed an SF6 abatement system in P6. We received a total of 343,971 tonnes of CO2 equivalent of certified emission reduction credits from the UN for the reduction of greenhouse gas emissions during the period from August 1, 2010 to December 31, 2010, all of which was sold in December 2011. We were the first TFT-LCD manufacturer to receive such certified emission reduction credits pursuant to an SF6 decomposition CDM project. Currently, a third party accreditation agency is also examining the reduction of our greenhouse gas emissions since January 1, 2011 as part of our application for receiving certified emission reduction credits from the UN. In August 2011, we commenced the installation of an SF6 abatement system in P7 through the implementation of CDM projects which became operational in February 2012, which further reduced our greenhouse gas emissions

Under the Framework Act on Low Carbon, Green Growth, the Korean government has designated us as one of the companies subject to greenhouse gas emission and energy consumption targets. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting the reduction target for 2012, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet our reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission reduction target system, we submitted a statement of our domestic emissions and energy usage for the years 2007 through 2010 to the Korean government (i.e., the Ministry of Environment and the Ministry of Knowledge Economy), which was certified by DNV Certification Co., Ltd., a government-designated certification agency. We are currently preparing a statement of our domestic emissions and energy usage for the year 2011, which we submitted to the Ministry of Environment and the Ministry of Knowledge Economy in March 2012 after certification by Lloyd’s Register Quality Assurance, another government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2011	2010	2009
Greenhouse gases	5,926	5,576	4,755
Energy	55,234	45,850	37,075

In addition, in order to improve the efficiency and reliability of measuring our greenhouse gas emission reduction activities, we have begun implementing improvements in our electronic greenhouse gas inventory system and plan to complete such improvements sometime in 2012.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

In addition, with respect to P1 through P8 and our module production plants in Gumi and Paju, we have established and are currently operating a new green management system, which was certified by BSI Group Korea in November 2011. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008, and received commendations from the Prime Minister and the Minister of Environment of Korea for our efforts to promote recycling.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect in July 2006, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to purchase environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Moreover, we participated in reforming IEC 62321 by 2012, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted in June 2010.

12. Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

			(Unit: In millions of Won)
Description	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009(1)
Current assets	7,382,512	7,858,065	8,840,433	8,226,142
Quick assets	5,184,832	5,540,695	6,625,216	6,558,362
Inventories	2,197,680	2,317,370	2,215,217	1,667,780
Non-current assets	17,149,053	17,304,866	15,017,225	11,477,335
Investments in equity accounted investees	395,601	385,145	325,532	282,450
Property, plant and equipment, net	14,433,751	14,696,849	12,815,401	9,596,497
Intangible assets	538,165	535,114	539,901	352,393
Other non-current assets	1,781,536	1,687,758	1,336,391	1,245,995
Total assets	24,531,565	25,162,931	23,857,658	19,703,477
Current liabilities	9,690,691	9,911,434	8,881,829	6,495,071
Non-current liabilities	4,842,041	5,120,469	3,914,862	3,168,657
Total liabilities	14,532,732	15,031,903	12,796,691	9,663,728
Share capital	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	9,687	12,181	(35,298)	(51,005)
Retained earnings	5,934,666	6,063,359	7,031,163	6,050,562
Non-controlling interest	14,288	15,296	24,910	0
Total equity	9,998,833	10,131,028	11,060,967	10,039,749

(Unit : In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2012	For the three months ended March 31, 2011	For the three months ended March 31, 2010	For the three months ended March 31, 2009(1)
Revenue	6,183,676	5,365,516	5,876,347	3,542,309
Results (loss) from operating activities	(178,216)	(239,240)	789,423	(317,280)
Income (loss) from continuing operation	(129,233)	(115,426)	648,625	(346,633)
Profit (loss) for the period	(129,233)	(115,426)	648,625	(346,633)
Profit (loss) attributable to:
Owners of the Company	(128,464)	(115,189)	649,066	(346,633)
Non-controlling interest	(769)	(237)	(441)	—
Basic earnings (loss) per share	(359)	(322)	1,814	(969)
Diluted earnings (loss) per share	(359)	(322)	1,732	(969)
Number of consolidated entities	19	18	16	11

(1)	Although our financial statements for the year ended December 31, 2009 were audited by our independent auditors in accordance with K-IFRS, our financial statements for the three months ended March 31, 2009 were not reviewed by our independent auditors.

B.	Financial highlights (Based on separate K-IFRS)

			(Unit: In millions of Won)
Description	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009(1)
Current assets	6,954,539	7,326,764	8,499,873	7,973,355
Quick assets	5,159,024	5,414,054	6,739,908	6,687,050
Inventories	1,795,515	1,912,710	1,759,965	1,286,305
Non-current assets	16,786,902	16,947,200	14,658,125	11,283,512
Investments	1,382,626	1,386,313	1,279,831	1,075,229
Property, plant and equipment, net	13,273,635	13,522,553	11,688,061	8,730,263
Intangible assets	480,126	479,510	483,260	340,885
Other non-current assets	1,650,515	1,558,824	1,206,973	1,137,135
Total assets	23,741,441	24,273,964	23,157,998	19,256,867
Current liabilities	9,364,970	9,485,333	8,453,869	6,120,663
Non-current liabilities	4,864,724	5,101,714	3,833,454	3,102,006
Total liabilities	14,229,694	14,587,047	12,287,323	9,222,669
Share capital	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(3,996)	(3,944)	(7,795)	(17,366)
Retained earnings	5,475,551	5,650,669	6,838,278	6,011,372
Total equity	9,511,747	9,686,917	10,870,675	10,034,198

		(Unit: In millions of Won, except for per share data)
Description	For the three months ended March 31, 2012	For the three months ended March 31, 2011	For the three months ended March 31, 2010	For the three months ended March 31, 2009(1)
Revenue	5,955,719	5,051,751	5,840,744	3,426,949
Results (loss) from operating activities	(226,270)	(301,704)	704,089	(408,456)
Income (loss) from continuing operation	(175,078)	(154,350)	599,044	(433,567)
Profit (loss) for the period	(175,078)	(154,350)	599,044	(433,567)
Basic earnings (loss) per share	(489)	(431)	1,674	(1,212)
Diluted earnings (loss) per share	(489)	(431)	1,596	(1,212)

(1)	Although our financial statements for the year ended December 31, 2009 were audited by our independent auditors in accordance with K-IFRS, our financial statements for the three months ended March 31, 2009 were not reviewed by our independent auditors.

C.	Consolidated subsidiaries (as of March 31, 2012)

Company	Primary Business		Location	Equity Interest
LG Display America, Inc.	Sales		U.S.A.	100%
LG Display Germany GmbH	Sales		Germany	100%
LG Display Japan Co., Ltd.	Sales		Japan	100%
LG Display Taiwan Co., Ltd.	Sales		Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales		China	100%
LG Display Shanghai Co., Ltd.	Sales		China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales		Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales		China	90%
LG Display Shenzhen Co., Ltd.	Sales		China	100%
LG Display Singapore Pte. Ltd.	Sales		Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales		China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales		China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales		China	100%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales		China	51%
Image & Materials, Inc.	Manufacturing and sales		Korea	100%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales		China	51%
LG Display U.S.A. Inc.	Manufacturing and sales		U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing		Mexico	100%
Nanumnuri Co., Ltd.(1)	Workplace services	(2)	Korea	100%

(1)	Formed as a wholly owned subsidiary in March 2012 in order to comply with Korean legal requirement for employers with 100 or more employees to employ disabled persons. We made a capital contribution of W800 million.
(2)	Includes workplace services such as janitorial, car washing, gym and cafe services.

D.	Status of equity investment (as of March 31, 2012)

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$185,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,552,191,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY273,048,000	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited	CNY17,062,560	October 25, 2010	51%
Image & Materials, Inc.	(Won)43,999,839,152	November 29, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY50,353,677	December 27, 2010	51%
LG Display U.S.A. Inc.	US$10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	(Won)800,000,000	March 19, 2012	100%
Suzhou Raken Technology Co., Ltd.	CNY569,455,395	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	(Won)33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)14,073,806,250	May 16, 2008	12%
AVACO Co., Ltd.	(Won)6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	(Won)12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd.	(Won)6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$12,285,022	November 3, 2009	26%
Global OLED Technology LLC	US$45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16	(Won)14,460,647,109	December 7, 2009	31%
Can Yang Investment Ltd.	US$15,300,000	January 27, 2010	9%
YAS Co., Ltd.	(Won)10,000,000,000	September 16, 2010	19%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$4,000,000	September 28, 2010	20%
Narae Nanotech Corporation	(Won)30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	(Won)10,600,000,000	December 6, 2012	20%

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2012 (Q1)	2011	2010
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	850 (285) (2)	850 (285) (2)	850 (585) (3)
Time required	3,360	16,154	16,646

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Compensation amount in ( ) is for K-IFRS audit of 2009 financial statements, Form 20-F filing and SOX 404 audit.

B.	Non-audit service

Not applicable.

14.	Board of Directors

A. Independence of directors

–	Outside director: Independent

–	Non-outside director: Not independent

–	Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of four persons, three of whom are also members of our audit committee. As of the date of this report, our non-outside directors are the chief executive officer, the chief financial officer and a non-standing director.

B.	Members of the board of directors

(as of March 31, 2012)

Name	Date of birth	Position	Business experience	First elected

Sang Beom Han *	June 18, 1955	Representative Director, Chief Executive Officer and Executive Vice President	Head of LG Display TV Business Division	March 9, 2012

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	February 29, 2008

Yu Sig Kang	November 3, 1948	Director	Vice Chairman, Representative Director, LG Corp.	March 11, 2011

Tae Sik Ahn	March 21, 1956	Outside Director	Professor, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

William Y. Kim	June 6, 1956	Outside Director	Partner, Ropes & Gray LLP	February 29, 2008

Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011

Dong Il Kwon *	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012

*	At the annual general meeting of shareholders on March 9, 2012, Sang Beom Han was newly elected as our representative director and chief executive officer and Dong Il Kwon was newly elected as our outside director by our shareholders.

C.	Committees of the board of directors

(as of March 31, 2012)
Committee	Composition	Member

Audit Committee	3 outside directors	Tae Sik Ahn, Jin Jang, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Dong Il Kwon (1), Jin Jang

Remuneration Committee	1 non-outside director and 2 outside directors	William Y. Kim, James (Hoyoung) Jeong, Tae Sik Ahn

Management Committee (2)	2 non-outside directors	Sang Beom Han (1), James (Hoyoung) Jeong (1)

(1)	At the annual general meeting of shareholders on March 9, 2012, Dong Il Kwon became a member of the Outside Director Nomination and Corporate Governance Committee and Sang Beom Han and James (Hoyoung) Jeong became members of the Management Committee.
(2)	Established at the annual general meeting of shareholders on March 9, 2012.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2012): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2012): 357,815,700 shares.

B.	Shareholder list
(1)	Largest shareholder and related parties as of March 31, 2012:

Name	Relationship	Number of Shares of Common Stock	Equity Interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	930	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of March 31, 2012:

Beneficial Owner	Number of Shares of Common Stock	Equity Interest
LG Electronics	135,625,000	37.9%
National Pension Service	21,633,625	6.1%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2012 (Q1)

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)	Per capita average remuneration paid (5)	Remarks
Non-outside directors	3	289 (3)(4)	96	—
Outside directors who are not audit committee members	1	6	17	—
Outside directors who are audit committee members	3	42	14	—
Total	7	337	—	—

(1)	Number of directors as at March 31, 2012.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Includes remuneration for Young Soo Kwon whose term as president ended on March 31, 2012.
(5)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2012.

(2)	Stock option

The following table sets forth certain information regarding our stock options as of March 31, 2012.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period (2)		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options (1)	Number of Exercisable Options (1)
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.
(2)	On April 7, 2012, the stock options that were outstanding as of March 31, 2012 expired unexercised.

B.	Employees

As of March 31, 2012, we had 34,813 employees (excluding our executive officers). The total amount of salary paid to our employees for the three months ended March 2012 based on cash payment (excluding welfare benefits and retirement expenses) was (Won)438,722 million. The following table provides details of our employees as of March 31, 2012:

(Unit: person, in millions of Won, year)

	Number of Employees	Total Salary in 2012 (Q1) (1) (2) (3)	Per Capita Salary (4)	Average Service Year
Male	24,217	339,478	14	4.6
Female	10,596	99,244	9	3.1
Total	34,813	438,722	13	4.2

(1)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2012 was W76,276 million and the per capita welfare benefit provided was W2.2 million.
(2)	Based on cash payments made in Korea.
(3)	Includes incentive payments to employees who have transferred from our affiliated companies.
(4)	Per Capita Salary is calculated using the average number of employees (total: 35,047, male: 24,369, female: 10,678) for the three months ended March 31, 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2012 and 2011

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Introduction

We have reviewed the accompanying condensed consolidated statement of financial position of LG Display Co., Ltd. and subsidiaries (the “Group”) as of March 31, 2012, and the related condensed consolidated statements of comprehensive loss, changes in equity and cash flows for the three-month periods ended March 31, 2012 and 2011 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No.1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed consolidated financial statements, LG Display Co., Ltd., along with its subsidiaries, was or has been under investigations by antitrust authorities in certain countries with respect to possible anti-competitive activities in the LCD industry and named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Considerations

We audited the consolidated statement of financial position as of December 31, 2011 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2011, not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 22, 2012, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 25, 2012

This report is effective as of April 25, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Unaudited)

As of March 31, 2012 and December 31, 2011

(In millions of won)	Note		2012	2011
Assets
Cash and cash equivalents	9	(Won)	1,635,627	1,517,977
Deposits in banks	9		757,846	815,000
Trade accounts and notes receivable, net	9, 16, 19		2,275,164	2,740,107
Other accounts receivable, net	9, 19		123,121	212,870
Other current financial assets	9		3,883	3,297
Inventories	5		2,197,680	2,317,370
Other current assets			389,191	251,444

Total current assets			7,382,512	7,858,065

Investments in equity accounted investees	6		395,601	385,145
Other non-current financial assets	9		84,362	84,548
Deferred tax assets	21		1,518,397	1,424,005
Property, plant and equipment, net	7, 20		14,433,751	14,696,849
Intangible assets, net	8, 20		538,165	535,114
Other non-current assets			178,777	179,205

Total non-current assets			17,149,053	17,304,866

Total assets		(Won)	24,531,565	25,162,931

Liabilities
Trade accounts and notes payable	9, 19	(Won)	3,845,410	3,782,627
Current financial liabilities	9, 10		1,787,427	894,972
Other accounts payable	9, 19		3,327,453	3,992,671
Accrued expenses			303,360	267,595
Income taxes payable			56,346	58,259
Provisions			304,802	279,403
Advances received			36,380	616,351
Other current liabilities			29,513	19,556

Total current liabilities			9,690,691	9,911,434

Non-current financial liabilities	9, 10		3,467,228	3,722,364
Non-current provisions			5,194	5,400
Deferred tax liabilities	21		—	240
Employee benefits	14		170,851	146,638
Long-term advances received	16		659,924	668,914
Other non-current liabilities			538,844	576,913

Total non-current liabilities			4,842,041	5,120,469

Total liabilities			14,532,732	15,031,903

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		9,687	12,181
Retained earnings			5,934,666	6,063,359

Total equity attributable to equity holders of the Controlling Company			9,984,545	10,115,732

Non-controlling interest			14,288	15,296

Total equity			9,998,833	10,131,028

Total liabilities and equity		(Won)	24,531,565	25,162,931

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won, except earnings per share)	Note		2012	2011
Revenue	19, 20	(Won)	6,183,676	5,365,516
Cost of sales	5, 11, 19		(5,855,450)	(5,132,586)

Gross profit			328,226	232,930
Other income	13		279,930	333,044
Selling expenses	11, 12		(207,794)	(177,316)
Administrative expenses	11, 12		(127,848)	(112,802)
Research and development expenses	11		(204,004)	(197,835)
Other expenses	13		(246,726)	(317,261)

Results from operating activities			(178,216)	(239,240)

Finance income	15		77,564	124,793
Finance costs	15		(109,960)	(82,135)
Other non-operating loss, net			(3,524)	(3,223)
Equity income (loss) on investments, net			17,116	(1,994)

Loss before income taxes			(197,020)	(201,799)
Income tax benefit	21		67,787	86,373

Loss for the period			(129,233)	(115,426)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	15		(2,070)	(1,515)
Defined benefit plan actuarial gain (loss)	14		(242)	605
Cumulative translation differences			(340)	(14,703)
Gain (loss) on sales of own shares of associate accounted for using the equity method			(336)	271
Income taxes on other comprehensive (income) loss			26	46

Other comprehensive loss for the period, net of income taxes			(2,962)	(15,296)

Total comprehensive loss for the period		(Won)	(132,195)	(130,722)

Loss attributable to:
Owners of the Controlling Company			(128,464)	(115,189)
Non-controlling interest			(769)	(237)

Loss for the period		(Won)	(129,233)	(115,426)

Total comprehensive loss attributable to:
Owners of the Controlling Company			(131,187)	(129,956)
Non-controlling interest			(1,008)	(766)

Total comprehensive loss for the period			(132,195)	(130,722)

Loss per share
Basic loss per share	22	(Won)	(359)	(322)

Diluted loss per share	22	(Won)	(359)	(322)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)		Share capital	Share premium	Gain on sale of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interest	Total equity
Balances at January 1, 2011	(Won)	1,789,079	2,251,113	810	(5,560)	(30,548)	7,031,163	24,910	11,060,967

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(115,189)	(237)	(115,426)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(1,336)	—	—	—	(1,336)
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	472	—	472
Cumulative translation differences		—	—	—	—	(14,174)	—	(529)	(14,703)
Gain on sales of own shares of associates accounted for using the equity method, net of tax		—	—	271	—	—	—	—	271

Total other comprehensive income (loss)		—	—	271	(1,336)	(14,174)	472	(529)	(15,296)

Total comprehensive income (loss) for the period		—	—	271	(1,336)	(14,174)	(114,717)	(766)	(130,722)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	3,283	3,283

Balances at March 31, 2011	(Won)	1,789,079	2,251,113	1,081	(6,896)	(44,722)	6,737,538	27,427	10,754,620

Balances at January 1, 2012	(Won)	1,789,079	2,251,113	596	(3,856)	15,441	6,063,359	15,296	10,131,028

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(128,464)	(769)	(129,233)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(2,053)	—	—	—	(2,053)
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(229)	—	(229)
Cumulative translation differences		—	—	—	—	(105)	—	(239)	(344)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(336)	—	—	—	—	(336)

Total other comprehensive loss		—	—	(336)	(2,053)	(105)	(229)	(239)	(2,962)

Total comprehensive loss for the period		—	—	(336)	(2,053)	(105)	(128,693)	(1,008)	(132,195)

Balances at March 31, 2012	(Won)	1,789,079	2,251,113	260	(5,909)	15,336	5,934,666	14,288	9,998,833

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)	Note		2012	2011
Cash flows from operating activities:
Loss for the period		(Won)	129,233	115,426
Adjustments for:
Income tax benefit	22		(67,787)	(86,373)
Depreciation			926,986	763,824
Amortization of intangible assets			63,017	52,015
Gain on foreign currency translation			(82,181)	(111,935)
Loss on foreign currency translation			53,039	80,008
Impairment loss on intangible assets			226	—
Gain on disposal of property, plant and equipment			(53)	(158)
Loss on disposal of property, plant and equipment			354	80
Finance income			(45,758)	(108,396)
Finance costs			47,187	45,508
Equity loss (income) on investments, net			(17,116)	1,994
Other income			(5,353)	(2,576)
Other expenses			83,626	41,387

			826,954	559,952
Change in trade accounts and notes receivable			(92,171)	490,298
Change in other accounts receivable			81,564	(23,703)
Change in other current assets			(124,923)	(138,073)
Change in inventories			119,690	(289,977)
Change in other non-current accounts receivable			(54)	—
Change in other non-current assets			(17,367)	(21,242)
Change in trade accounts and notes payable			52,786	92,502
Change in other accounts payable			(133,890)	43,596
Change in accrued expenses			66,128	(92,812)
Change in other current liabilities			5,472	18,544
Change in long-term advances received			—	281,975
Change in other non-current liabilities			89	(3,355)
Change in provisions			(52,100)	(35,314)
Change in defined benefit obligation	14		(10,556)	(3,173)

Cash generated from operating activities			721,622	879,218
Income taxes paid			(29,959)	(56,363)
Interest received			9,279	22,806
Interest paid			(50,073)	(31,222)

Net cash from operating activities		(Won)	650,869	814,439

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)	Note		2012	2011
Cash flows from investing activities:
Dividends received		(Won)	—	242
Proceeds from withdrawal of deposits in banks			400,000	1,100,000
Increase in deposits in banks			(342,846)	(801,000)
Acquisition of investments in equity accounted investees			—	(1,908)
Proceeds from disposal of investments in equity accounted investees			—	1,356
Acquisition of property, plant and equipment			(1,197,360)	(1,039,187)
Proceeds from disposal of property, plant and equipment			151	157
Acquisition of intangible assets			(82,594)	(58,970)
Grants received			2,170	940
Proceeds from (payment upon) settlement of derivatives			(1,619)	9,844
Proceeds from short-term loans			—	49
Increase in short-term loans			(39)	—
Acquisition of other non-current financial assets			(481)	(25,188)
Proceeds from disposal of other non-current financial assets			7,102	121,651

Net cash used in investing activities			(1,215,516)	(692,014)

Cash flows from financing activities:
Proceeds from short-term borrowings			2,648,686	106,580
Repayment of short-term borrowings			(1,759,990)	(328,655)
Issuance of debentures			—	298,726
Repayment of current portion of long-term debts			(212,084)	(24,839)
Increase in non-controlling interest			—	3,283

Net cash provided by financing activities			676,612	55,095

Net Increase in cash and cash equivalents			111,965	177,520
Cash and cash equivalents at January 1			1,517,977	1,631,009
Effect of exchange rate fluctuations on cash held			5,685	(151)

Cash and cash equivalents at March 31		(Won)	1,635,627	1,808,378

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of March 31, 2012, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2012, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of March 31, 2012, there are 21,085,294 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2012

(In millions)

Subsidiaries	Location	Percentage of ownership	Date of incorporation	Fiscal year end	Business	Capital stocks
LG Display America	California, U.S.A.	100%	September 24, 1999	December 31	Sell TFT-LCD products	USD185
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	October 12, 1999	December 31	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	Dusseldorf, Germany	100%	November 5, 1999	December 31	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	April 12, 1999	December 31	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	July 15, 2002	December 31	Manufacture and sell TFT-LCD products	CNY2,552
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	January 16, 2003	December 31	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o.	Wroclaw, Poland	80%	September 6, 2005	December 31	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	90%	June 30, 2006	December 31	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	August 28, 2007	December 31	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	Singapore	100%	January 12, 2009	December 31	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	January 5, 2010	December 31	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	January 5, 2010	December 31	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd.	Yantai, China	100%	April 19, 2010	December 31	Manufacture and sell TFT-LCD products	CNY273
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	51%	September 26, 2010	December 31	Manufacture and Sell e-Book devices	CNY33
Image & Materials, Inc.(*1)	Domestic	100%	May 17, 2006	December 31	Manufacture EPD materials	KRW1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 15, 2010	December 31	Manufacture Notebook Borderless Hinge-up	CNY99
LG Display U.S.A Inc.	Texas, U.S.A.	100%	October 26, 2011	December 31	Manufacture TFT-LCD products	USD11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	November 24, 2011	December 31	Manufacture TFT-LCD products	MXN112
Nanumnuri Co., Ltd.(*2)	Domestic	100%	March 21, 2012	December 31	Cleaning, Washing, Cafe	KRW800

(*1)	In February 2012, the Controlling Company invested (Won)3,000 million in cash for the capital increase of Image & Materials, Inc. There were no changes in the Controlling Company’s ownership percentage in Image & Materials, Inc., as a result of this additional investment.
(*2)	In March 2012, the Controlling Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company was established as a Standard Workplace for the Disabled under Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with investment of (Won)800 million in cash.

1.	Reporting Entity, Continued

(c)	Associates and Jointly Controlled Entities (Equity Method Investees) as of March 31, 2012

(In millions of won)

Associates and jointly controlled entities	Location	Percentage of ownership	Date of incorporation	Fiscal year end	Business		Carrying Amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	October 2008	December 31	Manufacture and sell LCD modules and LCD TV set	(Won)	130,567
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	July 2008	December 31	R&D on design of LCD modules and LCD TV set		3,752
Global OLED Technology LLC	Virginia, U.S.A.	33%	December 2009	December 31	Managing and utilizing OLED patents		42,786
Paju Electric Glass Co., Ltd.	Domestic	40%	January 2005	December 31	Manufacture electric glass for flat-panel displays		73,274
TLI Inc.	Domestic	12%	October 1998	December 31	Manufacture and sell semiconductor parts		16,162
AVACO Co., Ltd.	Domestic	20%	January 2001	December 31	Manufacture and sell equipment for flat-panel displays		8,210
New Optics LTD.	Domestic	42%	August 2005	December 31	Manufacture back light parts for TFT-LCDs		15,890
LIG ADP Co., Ltd.	Domestic	13%	January 2001	December 31	Develop and manufacture the equipment for flat-panel displays		2,666
WooRee LED Co., Ltd.	Domestic	30%	June 2008	December 31	Manufacture LED back light unit packages		21,772
Dynamic Solar Design Co., Ltd.	Domestic	40%	April 2009	December 31	Develop and manufacture equipment for solar battery and flat-panel displays		1,197
RPO, Inc.	California, U.S.A.	26%	November 2005	December 31	Develop digital waveguide touch technology		—
LB Gemini New Growth Fund No. 16	Domestic	31%	December 2009	December 31	Invest in small and middle sized companies and to benefit from M&A opportunities		14,363
Can Yang Investments Limited	Hong Kong	9%	January 2010	December 31	Develop and manufacture and sell TFT-OLEDs		12,880
YAS Co., Ltd.	Domestic	19%	April 2002	December 31	Develop and manufacture deposition equipment for OLEDs		9,697
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	August 2010	December 31	Manufacture LED Packages		3,892
Narenanotech Corporation	Domestic	23%	December 1995	December 31	Manufacture and sell equipment for flat-panel displays		27, 781
Avatec. Co., Ltd.	Domestic	20%	August 2000	December 31	Manufacture and sell glass for flat-panel displays		10,712

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) 1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2011.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on April 24, 2012.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of the present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2011.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2011, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, as explained below:

The Group has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, effective January 1, 2012, by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2011.

5.	Inventories

Inventories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

		2012			2011
		Acquisition cost	Inventory reserve	Book value	Acquisition cost	Inventory reserve	Book value
Finished goods	(Won)	934,639	(28,112)	906,527	947,046	(25,110)	921,936
Work-in-process		781,748	(41,789)	739,959	818,666	(46,460)	772,206
Raw materials		410,009	(15,321)	394,688	475,378	(17,293)	458,085
Supplies		202,131	(45,625)	156,506	209,621	(44,478)	165,143

	(Won)	2,328,527	(130,847)	2,197,680	2,450,711	(133,341)	2,317,370

6.	Investments in Equity Accounted Investees

In 2012, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Controlling Company did not participate in Can Yang Investments Limited’s capital increase. Despite the decrease in ownership, the Controlling Company is still able to exercise significant influence through its right to assign a director to the board of directors of Can Yang Investments Limited.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2012 and 2011, the Group purchased property, plant and equipment of (Won)665,936 million and (Won)1,509,914 million, respectively. The capitalized borrowing costs and capitalization rate are (Won)7,789 million and 3.11%, and (Won)4,762 million and 2.03%, for the three-month periods ended March 31, 2012 and 2011, respectively.

8.	Intangible Assets

The Group capitalizes the expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2012 and December 31, 2011 are (Won)158,592 million and (Won)144,211 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2012 and December 31, 2011 is as follows:

(In millions of won)
		2012	2011
Cash and cash equivalents	(Won)	1,635,627	1,517,977
Trade accounts and notes receivable, net		2,275,164	2,740,107
Other accounts receivable, net		123,121	212,870
Available-for-sale financial assets		2,838	2,838
Guarantee deposits		72,925	73,468
Derivatives not designated for hedging		57	—
Deposits in banks		757,846	815,000
Guarantee deposits with banks		735	695

	(Won)	4,868,313	5,362,955

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2012 and December 31, 2011 by geographic region is as follows:

(In millions of won)
		2012	2011
Domestic	(Won)	129,587	56,200
Euro-zone countries		452,742	478,650
Japan		118,112	60,598
United States		462,086	777,292
China		736,934	1,003,650
Taiwan		250,476	279,919
Others		125,227	83,798

	(Won)	2,275,164	2,740,107

9.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment losses as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
		2012		2011
		Book Value	Allowance for Impairment Losses	Book Value	Allowance for Impairment Losses
Not past due	(Won)	2,216,773	(398)	2,704,076	(654)
Past due 1-15 days		15,095	(3)	7,710	(2)
Past due 16-30 days		12,826	(2)	14,327	(2)
Past due 31-60 days		12,157	(3)	14,252	(3)
More than 60 days		18,722	(3)	405	(2)

	(Won)	2,275,573	(409)	2,740,770	(663)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(In millions of won)
		2012	2011
Balance at the beginning of the period	(Won)	663	532
Bad debt expense (reversal of allowance for doubtful accounts)		(254)	131

Balance at the reporting date	(Won)	409	663

9.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of March 31, 2012:

(In millions of won)
		Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,890	59,914	672	672	29,789	28,781	—
Unsecured bank loans		2,333,229	2,449,594	1,019,470	85,816	418,918	922,628	2,761
Unsecured bond issues		2,777,434	3,095,590	196,545	552,629	478,553	1,867,863	—
Financial liabilities at fair value through profit or loss		86,903	87,688	87,688	—	—	—	—
Trade accounts and notes payable		3,845,410	3,845,410	3,845,410	—	—	—	—
Other accounts payables		3,241,192	3,242,739	3,242,739	—	—	—	—
Other non-current payable		15,078	15,954	—	54	15,900	—	—
Derivative financial liabilities
Forward exchange contracts not designated for hedging
Outflow		199	159,317	159,317	—	—	—	—
Inflow		—	(159,118)	(159,118)	—	—	—	—

	(Won)	12,356,335	12,797,088	8,392,723	639,171	943,160	2,819,272	2,761

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of March 31, 2012, there is no derivative designated as cash flow hedge.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2012 and December 31, 2011 is as follows:

(In millions)	2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	994	15,883	983	2	16	3	1
Deposits in banks	300	—	—	—	—	—	—
Trade accounts and notes receivable	1,739	594	1,113	—	25	21	—
Other accounts receivable	—	289	136	12	12	—	—
Available-for-sale financial assets	5	—	—	72	—	—	—
Other assets denominated in foreign currencies	1	184	21	15	—	—	1
Trade accounts and notes payable	(1,842)	(36,925)	(1,649)	(216)	(19)	—	—
Other accounts payable	(79)	(14,483)	(317)	(10)	(44)	(7)	—
Other non-current accounts payable	(13)	—	—	—	—	—	—
Debts	(1,675)	(4,000)	(142)	—	(22)	—	—
Bonds	(348)	(9,992)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(994)	(48,450)	145	(125)	(32)	17	2

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(1,154)	(48,450)	145	(125)	(32)	17	2

9.	Financial Instruments, Continued

(In millions)	2011
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debts	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

Average exchange rates applied for the three-month periods ended March 31, 2012 and 2011 and the exchange rates at March 31, 2012 and December 31, 2011 are as follows:

(In won)		Average rate			Spot rate
		2012	2011		March 31, 2012	December 31, 2011
USD	(Won)	1,131.43	1,121.04	(Won)	1,137.80	1,153.30
JPY		14.29	13.63		13.81	14.85
CNY		179.32	170.29		180.44	182.51
TWD		38.09	38.31		38.50	38.13
EUR		1,483.90	1,532.38		1,513.44	1,494.10
PLN		350.94	388.16		364.06	338.65
SGD		894.97	877.20		904.52	886.44

9.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in foreign currency as of March 31, 2012 and December 31, 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)		2012		2011
		Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(Won)	(53,836)	(37,033)	(29,623)	(28,032)
JPY (5 percent weakening)		(26,153)	(22,851)	(40,040)	(35,494)
CNY (5 percent weakening)		1,320	—	(4,830)	—
TWD (5 percent weakening)		(216)	(87)	8,974	162
EUR (5 percent weakening)		(1,890)	(1,528)	(4,900)	(1,957)
PLN (5 percent weakening)		318	30	(85)	128
SGD (5 percent weakening)		44	—	4	—

A strengthening of the won against the above currencies as of March 31, 2012 and December 31, 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		2012	2011
Fixed rate instruments
Financial assets	(Won)	2,396,311	2,335,815
Financial liabilities		(2,685,319)	(2,685,175)

	(Won)	(289,008)	(349,360)

Variable rate instruments
Financial assets	(Won)	600	600
Financial liabilities		(2,569,137)	(1,925,192)

	(Won)	(2,568,537)	(1,924,592)

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Group has recognized certain fixed rate convertible bonds as financial liabilities at fair value through profit or loss. As of March 31, 2012, an increase in the interest rate by 100 basis points would have decreased the Group’s profit or loss by (Won)29 million and a decrease in the interest rate by 100 basis points would have increased the Group’s profit or loss by (Won)29 million.

(iii)	Cash flow sensitivity analysis for variable rate instruments

As of March 31, 2012 and December 31, 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)		Equity		Profit or loss
		1%p increase	1%p decrease	1%p increase	1%p decrease
March 31, 2012
Variable rate instruments	(Won)	(19,470)	19,470	(19,470)	19,470

December 31, 2011
Variable rate instruments	(Won)	(14,588)	14,588	(14,588)	14,588

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)		March 31, 2012		December 31, 2011
		Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	11,855	11,855	11,009	11,009
Derivatives		57	57	—	—

	(Won)	11,912	11,912	11,009	11,009

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,635,627	1,635,627	1,517,977	1,517,977
Trade accounts and notes receivable		2,275,164	2,275,164	2,740,107	2,740,107
Other accounts receivable		123,121	123,121	212,870	212,870
Deposits in banks		757,846	757,846	815,000	815,000
Deposits		72,925	72,925	73,468	73,468
Others		735	735	695	695

	(Won)	4,865,418	4,865,418	5,360,117	5,360,117

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	86,903	86,903	87,339	87,339
Derivatives		199	199	6,969	6,969

	(Won)	87,102	87,102	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,890	56,890	57,665	57,665
Unsecured bank loans		2,333,229	2,346,265	1,673,387	1,620,010
Unsecured bond issues		2,777,434	2,816,378	2,791,976	2,829,206
Trade accounts and notes payable		3,845,410	3,845,410	3,782,627	3,782,627
Other accounts payable		3,241,192	3,242,207	3,905,496	3,905,496
Other non-current liabilities		15,078	15,018	53,457	53,379

	(Won)	12,269,233	12,322,168	12,264,608	12,248,383

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2011.

9.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
Derivatives	3.76%	3.90%
Debentures, loans and borrowings	3.78%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:  ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)
		Level 1	Level 2	Level 3	Total
March 31, 2012
Available-for-sale financial assets	(Won)	11,855	—	—	11,855
Derivatives not used for hedging		—	57	—	57

	(Won)	11,855	57	—	11,912

Financial liabilities at fair value through profit or loss	(Won)	(86,903)	—	—	(86,903)
Derivatives not designated for hedging		—	(199)	—	(199)

	(Won)	(86,903)	(199)	—	(87,102)

(In millions of won)
		Level 1	Level 2	Level 3	Total
December 31, 2011
Available-for-sale financial assets	(Won)	11,009	—	—	11,009
Financial liabilities at fair value through profit or loss	(Won)	(87,339)	—	—	(87,339)
Derivatives not designated for hedging		—	(6,969)	—	(6,969)

	(Won)	(87,339)	(6,969)	—	(94,308)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

9.	Financial Instruments, Continued

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
		March 31, 2012	December 31, 2011
Total liabilities	(Won)	14,532,732	15,031,903
Total equity		9,998,833	10,131,028
Cash and deposits in banks(*1)		2,393,473	2,332,977
Borrowings		5,254,456	4,610,367
Total Liabilities to equity ratio		145%	148%
Net borrowings to equity ratio(*2)		29%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings is computed as borrowings net of cash and deposits in banks.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		2012	2011
Current
Short-term borrowings	(Won)	910,959	22,200
Current portion of long-term debt		789,366	778,464
Current portion of financial liabilities at fair value through profits or loss		86,903	87,339
Derivatives not designated for hedging		199	6,969

	(Won)	1,787,427	894,972

Non-current
Won denominated borrowings	(Won)	365,484	366,629
Foreign currency denominated borrowings		961,746	1,011,734
Debentures		2,139,998	2,344,001

	(Won)	3,467,228	3,722,364

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of March 31, 2012(*1)		2012	2011
Foreign currency short-term borrowings
Woori Bank and others	1ML + 0.72% ~ 1.00%	(Won)	910,248	—
Bank of China and others	3ML + 2.35% ~ 2.60%		—	21,489

Foreign currency equivalent			USD 800	USD 19

			910,248	21,489

Local currency short-term borrowings
Shinhan Bank and others	CD + 1.68%		711	711

		(Won)	910,959	22,200

(*1)	ML and CD represent month LIBOR (London Inter-Bank Offered Rates) and certificate of deposit, respectively.

10.	Financial Liabilities, Continued

(c)	Local currency long-term debt as of March 31, 2012 and December 31, 2011 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2012		2012	2011
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%, 2.75%	(Won)	19,867	20,817
National Agricultural Cooperative Federation and others	5.05% ~ 5.21%, CD + 3.03%		350,300	350,300
Less current portion of long-term debt			(4,683)	(4,488)

		(Won)	365,484	366,629

(d)	Foreign currency denominated long-term debt as of March 31, 2012 and December 31, 2011 is as follows:

(In millions of won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of March 31, 2012		2012	2011
The Export-Import Bank of Korea	6ML + 0.69%	(Won)	34,134	40,366
Kookmin Bank and others	6ML + 1.78%, 3ML + 0.66% ~ 2.79%		1,074,859	1,297,369

Foreign currency equivalent			USD 875	USD 1,025
			CNY 142	CNY 142
			EUR 22	EUR 27
			JPY 4,000	JPY 6,000

Less current portion of long-term debt			(147,247)	(326,001)

		(Won)	961,746	1,011,734

10.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, JPY and USD)
	Maturity	Annual interest rate as of March 31, 2012		2012	2011
Local currency debentures(*)
Publicly issued debentures	November 2012 ~ October 2016	4.24% ~ 5.89%	(Won)	2,250,000	2,250,000
Less discount on debentures				(6,141)	(6,721)
Less current portion				(499,472)	(299,658)

			(Won)	1,744,387	1,943,621

Foreign currency debentures(*)
Floating-rate notes	August 2012 ~ April 2013	3ML + 1.80% ~ 2.40%	(Won)	536,304	552,171

Foreign currency equivalent				USD 350	USD 350
				JPY 10,000	JPY 10,000

Less discount on bonds				(2,729)	(3,474)
Less current portion				(137,964)	(148,317)

			(Won)	395,611	400,380

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	86,903	87,339

Foreign currency equivalent				USD 76	USD 76

Less current portion			(Won)	(86,903)	(87,339)

				—	—

			(Won)	2,139,998	2,344,001

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.

10.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss. The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The remaining balance of convertible bonds was repaid at 116.77% of the principal amount on April 18, 2012.

11.	The Nature of Expenses

The nature of expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Changes in inventories	(Won)	119,691	(289,977)
Purchase of raw material and merchandise		3,770,750	3,616,470
Depreciation and amortization		990,003	815,839
Outsourcing fee		29,854	28,261
Labor costs		633,539	575,937
Supplies and others		206,616	276,803
Utility expense		160,578	134,356
Fees and commissions		109,299	108,002
Shipping costs		103,844	79,944
After-sale service expenses		26,356	15,854
Others		274,997	259,439

	(Won)	6,425,527	5,620,928

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the three-month period ended March 31, 2012, other income and other expenses included exchange differences amounting to (Won)275,494 million and (Won)216,295 million, respectively (three-month period ended March 31, 2011: (Won)329,601 million and (Won)316,872 million, respectively).

The expenses for the three-month period ended March 31, 2011 were reclassified to conform to the classification for the three-month period ended March 31, 2012.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Salaries	(Won)	60,944	59,384
Expenses related to defined benefit plan		5,568	4,844
Other employee benefit		13,285	14,579
Shipping costs		89,033	67,450
Fees and commissions		51,636	43,584
Depreciation and amortization		25,386	13,102
Taxes and dues		3,689	10,904
Advertising		24,493	25,259
After-sale service expenses		26,356	15,854
Others		35,252	35,158

	(Won)	335,642	290,118

The expenses for the three-month period ended March 31, 2011 were reclassified to conform to the classification for the three-month period ended March 31, 2012.

13.	Other Income and Other Expenses

(a)	Details of other income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Rental income	(Won)	1,341	1,461
Foreign currency gain		275,494	329,601
Gain on disposal of property, plant and equipment		53	158
Reversal of allowance for doubtful accounts for other receivables		541	211
Reversal of stock compensation cost		3	267
Commission earned		852	836
Others		1,646	510

	(Won)	279,930	333,044

13.	Other Income and Other Expenses, Continued

(b)	Details of other expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Other bad debt expense	(Won)	—	285
Foreign currency loss		216,295	316,872
Loss on disposal of property, plant and equipment		354	80
Impairment loss on intangible assets		226	—
Expenses related to legal proceedings and others		29,851	24

	(Won)	246,726	317,261

14.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company. The Controlling Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service terms used in severance payment calculations for the defined benefit plan are remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
		2012	2011
Present value of partially funded defined benefit obligations	(Won)	509,839	486,891
Fair value of plan assets		(338,988)	(340,253)

	(Won)	170,851	146,638

(b)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Current service cost	(Won)	32,692	26,809
Interest cost		5,727	4,746
Expected return on plan assets		(3,548)	(3,088)

	(Won)	34,871	28,467

(c)	Plan assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
		2012	2011
Deposits with financial institutions	(Won)	338,988	340,253

As of March 31, 2012, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

14.	Employee Benefits, Continued

(d)	Actuarial gain and loss recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2012 and 2011 is as follows:

(In millions of won)		2012	2011
Defined benefit plan actuarial gain (loss)	(Won)	(242)	605
Income tax		13	(133)

Defined benefit plan actuarial gain (loss), net of income tax	(Won)	(229)	472

15.	Finance income and costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Finance income
Interest income	(Won)	8,128	16,888
Foreign currency gain		68,451	107,869
Gain on disposal of investments in equity accounted investees		985	—
Gain on valuation of financial assets at fair value through profit or loss		—	36

	(Won)	77,564	124,793

Finance costs
Interest expense	(Won)	46,405	30,272
Foreign currency loss		53,553	35,843
Loss on valuation of financial assets at fair value through profit or loss		—	393
Loss on valuation of financial liabilities at fair value through profit or loss		737	1,079
Loss on sale of trade accounts and notes receivable		9,265	3,682
Impairment loss on investments in equity accounted investees		—	10,866

	(Won)	109,960	82,135

(b)	Finance income and costs recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Loss on valuation of available-for-sale securities		(2,070)	(1,515)
Tax effect		17	179

	(Won)	(2,053)	(1,336)

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,568 million ((Won)1,784,617 million), JPY5,000 million ((Won)69,037 million) in connection with its export sales transactions. As of March 31, 2012, accounts and notes receivable amounting to USD800 million ((Won)910,248 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,450 million) and USD100 million ((Won)113,780 million), respectively, and as of March 31, 2012, accounts and notes receivable amounting to USD102 million ((Won)115,977 million) and USD100 million ((Won)113,636 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD983 million ((Won)1,118,457 million), USD65 million ((Won)73,957 million) and USD78 million ((Won)88,748 million), respectively, and, as of March 31, 2012, accounts and notes receivable amounting to USD338 million ((Won)384,534 million) and USD15 million ((Won)17,563 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD112 million ((Won)127,434 million) and USD200 million ((Won)227,560 million), respectively, and, as of March 31, 2012, accounts and notes receivable amounting to USD47 million ((Won)53,533 million) and USD170 million ((Won)193,721 million) were sold, with none of the underlying accounts and notes receivable being past due. In December 2010, LG Display Shanghai Co., Ltd. entered into an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD130 million ((Won)147,914 million), and, as of March 31, 2012, accounts and notes receivable amounting to USD116 million ((Won)131,674 million) were sold, with none of the underlying accounts and notes receivable being past due. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of March 31, 2012, accounts and notes receivable amounting to USD75 million ((Won)85,598 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD307 million ((Won)349,305 million), and, as of March 31, 2012, accounts and notes receivable amounting to USD231 million ((Won)262,677 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting and accounts and notes receivable amounting to USD49 million ((Won)55,357 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD80 million ((Won)91,024 million) and USD50 million ((Won)56,890 million), respectively, and, as of March 31, 2012, the amount of accounts and notes receivable amounting to USD80 million ((Won)91,016 million) and USD18 million ((Won)20,430 million) were sold but not past due, respectively. In addition, in June 2011, LG Display America, Inc. entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD300 million ((Won)341,340 million) and as of March 31, 2012, accounts and notes receivable amounting to USD300 million ((Won)340,939 million) were sold, with none of the underlying accounts and notes receivable being past due.

16.	Commitments, Continued

In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD90 million ((Won)102,402 million) and, as of March 31, 2012, the amount of accounts and notes receivable amounting to USD3 million ((Won)3,722 million) were sold, with none of the underlying accounts and notes receivable being past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts and notes receivable up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and as of March 31, 2012, there is no outstanding balance of accounts and notes receivable held by the bank. In addition, in April 2011, the Controlling Company entered into an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won)56,890 million) and as of March 31, 2012, accounts and notes receivable amounting to USD26 million ((Won)29,831 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2012, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD70 million ((Won)79,646 million), USD20 million ((Won)22,756 million) with China Construction Bank, JPY2,000 million ((Won)27,615 million) with Woori Bank, USD70 million ((Won)79,646 million) with Bank of China and USD60 million ((Won)68,268 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD8.5 million ((Won)9,671 million) and EUR215 million ((Won)325,390 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of March 31, 2012, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR22 million ((Won)32,597 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with LG Display America Inc.’s term loan credit facilities with an aggregate amount of USD7 million ((Won)7,965 million) for principals and related interests. The Controlling Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited up to the amount of USD5 million ((Won)5,374 million) and CNY 50 million ((Won) 9,079 million).

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD54 million ((Won)60,872 million), JPY8,000 million ((Won)110,459 million), and CNY115 million ((Won)20,690 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD12 million ((Won)13,654 million), JPY1,300 million ((Won) 17,950 million), CNY1,250 million ((Won)225,607 million) and PLN0.2 million ((Won)68 million) respectively, for their local tax payments.

License agreements

As of March 31, 2012, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

16.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of March 31, 2012, the Controlling Company’s advances received from customer amount to USD580 million ((Won)659,924 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD300 million ((Won)341,340 million) from Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)56,890 million), the Controlling Company provided part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

17.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

In 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Group claiming the Group’s infringement of their patents. The Court bifurcated the Group’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. In September 2011, the Group and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. The stay of the Chi Mei Optoelectronics case was lifted on January 31, 2012, and the parties filed a joint status report with the court on March 23, 2012. The Group is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America and other TFT-LCD manufacturing companies, dismissing the case on April 5, 2012. On April 6, 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit. The Group is unable to predict the ultimate outcome of this case.

Industrial Technology Research Institute of Taiwan’s lawsuit for infringement of patent

In 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute of Taiwan, or ITRI, to add the Controlling Company and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating the Group’s products into the United States for alleged patent infringement. The Group is unable to predict the ultimate outcome of this case.

17.	Contingencies, Continued

Antitrust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately W31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul Appellate Court in December 2011. To date the Seoul High Court has not ruled on the Controlling Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. 10 entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011.

17.	Contingencies, Continued

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Controlling Company pursuant to a settlement agreement. In addition, in 2010, Trac Fone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc.and its affiliates, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc., T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, and AASI Creditor Liquidating Trust for All American Semiconductor Inc., and CompuCom Systems, Inc. filed similar claims. In 2012, ViewSonic Corp., NECO Alliance LLC and Rockwell Automation Inc. filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred or are expected to be transferred to the MDL Proceedings for pretrial proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. The Group has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Group. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of March 31, 2012 and December 31, 2011, the number of issued common shares is 357,815,700. There have been no changes in the capital stock for the three-month period ended March 31, 2012.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Short-term benefits	(Won)	540	540
Expenses related to defined benefit plan		37	42
Other long-term benefits		—	155

	(Won)	577	737

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)		Sales and other		Purchases and other
		2012	2011	2012	2011
Joint ventures		200,113	149,065	21,041	1,174
Associates		208	5,280	320,342	388,864
LG Electronics		1,384,608	1,203,070	53,509	64,324
Other related parties		10	10	9,586	9,693

	(Won)	1,584,939	1,357,425	404,478	464,055

Account balances with related companies as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
		2012	2011	2012	2011
Joint ventures		116,803	130,217	252,684	340,073
Associates		204	3	319,362	697,539
LG Electronics		575,423	497,747	92,215	98,487
Other related parties		—	—	3,631	3,632

	(Won)	692,430	627,967	667,892	1,139,731

20.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

The Group’s products are sold to domestic and overseas markets and the Group’s export sales represent approximately 92 percent of the total sales for the three-month period ended March 31, 2012.

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2012 and 2011.

(a)	Revenue by geography

(In millions of won)
Region		Revenue
		For the three-month periods ended March 31
		2012	2011
Domestic	(Won)	498,543	388,010
Foreign
China		3,408,188	3,000,178
Asia (excluding China)		560,220	597,266
United States		613,647	556,699
Europe		1,103,078	823,363

Sub total	(Won)	5,685,133	4,977,506

Total	(Won)	6,183,676	5,365,516

Sales to Company A and Company B constituted 22% and 17% of total revenue, respectively, for the three-month period ended March 31, 2012(the three-month period ended March 31, 2011: 22% and 15%). , The Group’s top ten end-brand customers together accounted for 69% of sales for the three-month period ended March 31, 2012(the three-month period ended March 31, 2011:75%).

(b)	Non-current assets by geography

(In millions of won)
		March 31, 2012		December 31, 2011
Region		Property, plant and equipment	Intangible assets	Property, plant and equipment	Intangible assets
Domestic	(Won)	13,279,259	521,719	13,528,286	520,023
Foreign
China		972,419	13,693	1,009,959	15,045
Others		182,073	2,753	158,604	46

Sub total	(Won)	1,154,492	16,446	1,168,563	15,091

Total	(Won)	14,433,751	538,165	14,696,849	535,114

20.	Geographic and Other Information, continued

(c)	Revenue by product

(In millions of won)
Product		Revenue
		For the three-month periods ended March 31
		2012	2011
Panels for:
Notebook computers	(Won)	1,176,160	997,501
Desktop monitors		1,285,164	1,278,460
TFT-LCD televisions		2,877,695	2,583,671
Mobile and others		844,657	505,884

	(Won)	6,183,676	5,365,516

21.	Income Taxes

(a)	Details of Income tax expense (benefit) for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)		2012	2011
Current tax expense	(Won)	26,819	9,305
Deferred tax benefit		(94,606)	(95,678)

Income tax benefit	(Won)	(67,787)	(86,373)

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2012 and December 31, 2011 are attributable to the following:

(In millions of won)		Assets		Liabilities		Total
		2012	2011	2012	2011	2012	2011
Other accounts receivable, net	(Won)	—	—	(2,408)	(3,738)	(2,408)	(3,738)
Inventories, net		17,478	15,915	—	—	17,478	15,915
Available-for-sale financial assets		2,434	1,259	—	—	2,434	1,259
Defined benefit obligation		14,565	21,877	—	—	14,565	21,877
Investments in equity accounted investees		8,144	4,307	—	—	8,144	4,307
Accrued expense		98,432	72,965	—	—	98,432	72,965
Property, plant and equipment		130,850	133,720	—	—	130,850	133,720
Intangible assets		1,597	1,105	—	—	1,597	1,105
Provisions		11,188	11,618	—	—	11,188	11,618
Gain or loss on foreign currency		6,452	13,616	(981)	(31,313)	5,471	(17,697)
Debentures		6,212	6,059	—	—	6,212	6,059
Others		17,276	18,974	(126)	(715)	17,150	18,259
Tax losses		356,036	329,068	—	—	356,036	329,068
Tax credit carryforwards		851,248	829,048	—	—	851,248	829,048

Deferred income tax assets (liabilities)	(Won)	1,521,912	1,459,531	(3,515)	(35,766)	1,518,397	1,423,765

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2012.

22.	Loss Per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In won and No. of shares)		2012	2011
Loss attributable to owners of the Controlling Company	(Won)	128,463,547,327	115,189,230,246
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Loss per share	(Won)	359	322

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	There are no effects of dilutive potential ordinary shares due to net loss for the three-month periods ended March 31, 2012 and 2011.

LG DISPLAY CO., LTD.

Condensed Interim Separate Financial Statements

(Unaudited)

March 31, 2012 and 2011

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Introduction

We have reviewed the accompanying condensed statement of financial position of LG Display Co., Ltd. (the “Company”) as of March 31, 2012, and the related condensed statements of comprehensive loss, changes in equity and cash flows for the three-month periods ended March 31, 2012 and 2011 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed financial statements, LG Display Co., Ltd. was or has been under investigations by antitrust authorities in certain countries with respect to possible anti-competitive activities in the LCD industry and named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Considerations

We audited the separate statement of financial position as of December 31, 2011, and the separate statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2011, not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 22, 2012, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 25, 2012

This report is effective as of April 25, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Statements of Financial Position

(Unaudited)

As of March 31, 2012 and December 31, 2011

(In millions of won)	Note		2012	2011
Assets
Cash and cash equivalents	9	(Won)	931,550	604,890
Deposits in banks	9		415,000	815,000
Trade accounts and notes receivable, net	9, 16, 19		3,495,141	3,789,332
Other accounts receivable, net	9, 19		99,474	102,097
Other current financial assets	9		3,032	2,976
Inventories	5		1,795,515	1,912,710
Other current assets			214,827	99,759

Total current assets			6,954,539	7,326,764

Investments	6		1,382,626	1,386,313
Other non-current financial assets	9		74,236	75,080
Deferred tax assets	20		1,415,993	1,329,905
Property, plant and equipment, net	7		13,273,635	13,522,553
Intangible assets, net	8		480,126	479,510
Other non-current assets			160,286	153,839

Total non-current assets			16,786,902	16,947,200

Total assets		(Won)	23,741,441	24,273,964

Liabilities
Trade accounts and notes payable	9, 19	(Won)	3,785,372	3,752,724
Current financial liabilities	9, 10		1,728,533	808,576
Other accounts payable	9, 19		3,151,175	3,690,913
Accrued expenses			352,334	342,973
Provisions			303,669	278,179
Advances received			15,799	593,436
Other current liabilities			28,088	18,532

Total current liabilities			9,364,970	9,485,333

Non-current financial liabilities	9, 10		3,466,923	3,714,001
Non-current provisions			5,213	5,419
Employee benefits	14		170,370	146,266
Long-term advances received	16		659,924	668,914
Other non-current liabilities			562,294	567,114

Total non-current liabilities			4,864,724	5,101,714

Total liabilities			14,229,694	14,587,047

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(3,996)	(3,944)
Retained earnings			5,475,551	5,650,669

Total equity			9,511,747	9,686,917

Total liabilities and equity		(Won)	23,741,441	24,273,964

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won, except earnings per share)	Note		2012	2011
Revenue	19	(Won)	5,955,719	5,051,751
Cost of sales	11, 19		(5,777,462)	(5,000,746)

Gross profit			178,257	51,005

Other income	13		221,727	249,915
Selling expenses	11, 12		(132,124)	(88,201)
Administrative expenses	11, 12		(107,008)	(84,730)
Research and development expenses	11		(202,244)	(195,890)
Other expenses	13		(184,878)	(233,803)

Results from operating activities			(226,270)	(301,704)

Finance income	15		43,145	116,783
Finance costs	15		(74,059)	(62,712)
Other non-operating loss, net			(3,389)	(3,036)

Loss before income taxes			(260,573)	(250,669)
Income tax benefit	20		85,495	96,319

Loss for the period			(175,078)	(154,350)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	15		(68)	(1,100)
Defined benefit plan actuarial gain or loss	14		(53)	605
Income taxes on other comprehensive (income) loss			29	109

Other comprehensive loss for the period, net of income taxes			(92)	(386)

Total comprehensive loss for the period		(Won)	(175,170)	(154,736)

Loss per share
Basic loss per share	21	(Won)	(489)	(431)

Diluted loss per share	21	(Won)	(489)	(431)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

		Share	Share	Fair value	Retained	Total
(In millions of won)		capital	premium	reserve	earnings	equity
Balances at January 1, 2011	(Won)	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive loss for the period
Loss for the period		—	—	—	(154,350)	(154,350)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(858)	—	(858)
Defined benefit plan actuarial gain, net of tax		—	—	—	472	472

Total other comprehensive income (loss)		—	—	(858)	472	(386)

Total comprehensive loss for the period		—	—	(858)	(153,878)	(154,736)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at March 31, 2011	(Won)	1,789,079	2,251,113	(8,653)	6,505,492	10,537,031

Balances at January 1, 2012	(Won)	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive loss for the period
Loss for the period		—	—	—	(175,078)	(175,078)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(52)	—	(52)
Defined benefit plan actuarial loss, net of tax		—	—	—	(40)	(40)

Total other comprehensive loss		—	—	(52)	(40)	(92)

Total comprehensive loss for the period		—	—	(52)	(175,118)	(175,170)

Balances at March 31, 2012	(Won)	1,789,079	2,251,113	(3,996)	5,475,551	9,511,747

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)	Note		2012	2011
Cash flows from operating activities:
Loss for the period		(Won)	175,078	154,350
Adjustments for:

Income tax benefit	20		(85,495)	(96,319)
Depreciation			865,951	699,300
Amortization of intangible assets			61,282	49,706
Gain on foreign currency translation			(63,881)	(93,553)
Loss on foreign currency translation			40,824	66,850
Gain on disposal of property, plant and equipment			(65)	(158)
Loss on disposal of property, plant and equipment			1	—
Finance income			(42,083)	(110,946)
Finance costs			53,089	45,317
Other income			(15,370)	(11,610)
Other expenses			83,782	39,934

			722,957	434,171

Change in trade accounts and notes receivable			(258,160)	507,936
Change in other accounts receivable			(4,558)	(9,468)
Change in other current assets			(108,430)	(113,200)
Change in inventories			117,195	(363,362)
Change in other non-current assets			(17,404)	(21,559)
Change in trade accounts and notes payable			12,542	(10,908)
Change in other accounts payable			15,941	66,182
Change in accrued expenses			40,728	(80,579)
Change in other current liabilities			7,406	17,057
Change in long-term advances received			—	281,975
Change in provisions			(52,100)	(35,314)
Change in defined benefit obligation	14		(10,506)	(3,107)

Cash generated from operating activities			465,611	669,824
Income taxes paid			(1,796)	(39,924)
Interest received			8,927	21,575
Interest paid			(49,273)	(29,140)

Net cash from operating activities		(Won)	423,469	622,335

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)	Note		2012	2011
Cash flows from investing activities:
Dividends received		(Won)	—	242
Proceeds from withdrawal of deposits in banks			400,000	1,100,000
Increase in deposits in banks			—	(800,000)
Acquisition of investments			(3,800)	(19,688)
Proceeds from disposal of investments			—	1,356
Acquisition of property, plant and equipment			(1,134,117)	(949,309)
Proceeds from disposal of property, plant and equipment			65	159
Acquisition of intangible assets			(78,241)	(58,707)
Grants received			2,170	940
Proceeds from (payment upon) settlement of derivatives			(1,619)	9,843
Acquisition of other non-current financial assets			(481)	(25,179)
Proceeds from disposal of other non-current financial assets			6,847	121,649

Net cash used in investing activities			(809,176)	(618,694)

Cash flows from financing activities:
Proceeds from short-term borrowings			2,648,686	50,649
Repayment of short-term borrowings			(1,738,438)	(252,728)
Issuance of debentures			—	298,726
Repayment of current portion of long-term debt			(197,881)	(6,644)

Net cash provided by financing activities			712,367	90,003

Net increase in cash and cash equivalents			326,660	93,644
Cash and cash equivalents at January 1			604,890	889,784

Cash and cash equivalents at March 31		(Won)	931,550	983,428

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of March 31, 2012, the Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2012, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2012, there are 21,085,294 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No. 1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2011.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on April 24, 2012.

2.	Basis of Presenting Financial Statements, Continued

(b) Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of the present value of defined benefit obligation less the fair value of plan assets

(c) Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2011.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2011, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amendments to K-IFRS No. 7, Financial Instruments: Disclosures, as explained below:

The Company has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures effective January 1, 2012, by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2011.

5.	Inventories

Inventories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
		2012			2011
		Acquisition cost	Inventory reserve	Book value	Acquisition cost	Inventory reserve	Book value
Finished goods	(Won)	615,144	(25,044)	590,100	612,158	(19,911)	592,247
Work-in-process		755,419	(40,002)	715,417	810,864	(43,808)	767,056
Raw materials		375,207	(13,649)	361,558	431,042	(16,033)	415,009
Supplies		164,576	(36,136)	128,440	173,442	(35,044)	138,398

	(Won)	1,910,346	(114,831)	1,795,515	2,027,506	(114,796)	1,912,710

6.	Investments

(a) Investments in subsidiaries

In February 2012, the Company invested (Won)3,000 million in cash for the capital increase of Image & Materials, Inc., which is wholly owned by the Company. There were no changes in the Company’s ownership percentage in Image & Materials, Inc. as a result of this additional investment.

In March 2012, the Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company founded as a Standard Workplace for the Disabled under Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with investment of W800 million in cash.

In 2012, the entire carrying amount of the investment in L&T Display Technology (Xiamen) Limited amounting to (Won)7,146 million was fully impaired as the recovery of the investment is deemed no longer probable.

(b) Investments in associates

In 2012, the Company recognized an impairment loss of (Won)341 million for the difference between the carrying amount of and the recoverable amount of the investment in Dynamic Solar Design Co., Ltd., which was acquired to develop equipment, manufacture and sell solar battery and flat-panel display in 2009.

In 2012, the Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Company did not participate in Can Yang Investments Limited’s capital increase. Despite the decrease in ownership, the Company is still able to exercise significant influence through its right to assign a director to the board of directors of Can Yang Investments Limited.

The declared dividends from associates for the three-month periods ended March 31, 2012 and 2011 amounted to (Won)204 million and (Won)5,280 million, respectively.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2012 and 2011, the Company purchased property, plant and equipment of (Won)619,203 million and (Won)1,419,716 million, respectively. The capitalized borrowing costs and capitalization rate are (Won)7,789 million and 3.11%, and (Won)4,668 million and 2.03% for the three-month periods ended March 31, 2012 and 2011, respectively.

8.	Intangible Assets

The Company capitalizes the expenditures expenses related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2012 and December 31, 2011 are (Won)126,338 million and (Won)113,002 million, respectively.

9.	Financial Instruments

(a) Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2012 and December 31, 2011 is as follows:

(In millions of won)
		2012	2011
Cash and cash equivalents	(Won)	931,550	604,890
Trade accounts and notes receivable, net		3,495,141	3,789,332
Other accounts receivable, net		99,474	102,097
Available-for-sale financial assets		2,838	2,838
Guarantee deposits		64,836	65,613
Derivatives not designated for hedging		57	—
Deposits in banks		415,000	815,000
Guarantee deposits with banks		613	613

	(Won)	5,009,509	5,380,383

In addition to the financial assets above, as of March 31, 2012 and December 31, 2011, the Company provides payment guarantees of (Won)55,015 million and (Won)50,606 million, respectively, for its subsidiaries’ loans.

9.	Financial Instruments, Continued

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2012 and December 31, 2011 by geographic region is as follows:

(In millions of won)
		2012	2011
Domestic	(Won)	129,586	56,200
Euro-zone countries		652,266	612,236
Japan		148,563	138,265
United States		1,138,874	828,959
China		907,970	1,195,899
Taiwan		330,354	829,171
Others		187,528	128,602

	(Won)	3,495,141	3,789,332

(ii) Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment losses as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		2012		2011
		Book Value	Allowance for Impairment losses	Book Value	Allowance for Impairment losses
Not past due	(Won)	3,457,091	(59)	3,777,383	(49)
Past due 1-15 days		10,417	(2)	953	(1)
Past due 16-30 days		12,611	(2)	4,885	(1)
Past due 31-60 days		3,962	(2)	5,762	(1)
More than 60 days		11,126	(1)	403	(2)

	(Won)	3,495,207	(66)	3,789,386	(54)

The movement in the allowance for impairment in respect of receivables during the three-month periods ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(In millions of won)
		2012	2011
Balance at the beginning of the period	(Won)	54	24
Bad debt expenses		12	30

Balance at the reporting date	(Won)	66	54

9.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of March 31, 2012:

(In millions of won)
		Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,890	59,914	672	672	29,789	28,781	—
Unsecured bank Loans		2,274,030	2,389,337	994,275	51,066	418,607	922,628	2,761
Unsecured bond issues		2,777,434	3,095,590	196,545	552,629	478,553	1,867,863	—
Financial liabilities at fair value through profit or loss		86,903	87,688	87,688	—	—	—	—
Trade accounts and notes payable		3,785,372	3,785,372	3,785,372	—	—	—	—
Other accounts payable		3,151,175	3,151,175	3,151,175	—	—	—	—
Payment guarantee		—	55,260	38,888	16,372	—	—	—
Derivative financial liabilities
Forward exchange contracts not designated for hedging
Outflow		199	159,317	159,317	—	—	—	—
Inflow		—	(159,118)	(159,118)	—	—	—	—

	(Won)	12,132,003	12,624,535	8,254,814	620,739	926,949	2,819,272	2,761

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of March 31, 2012, there is no derivative designated as cash flow hedge.

9.	Financial Instruments, Continued

(c) Currency risk

(i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2012 and December 31, 2011 is as follows:

(In millions)	2012
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	554	15,863	—	2	1
Trade accounts and notes receivable	2,917	6,202	—	—	32
Other accounts receivable	1	2	12	—	—
Available-for-sale financial assets	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,158)	(30,730)	—	—	(1)
Other accounts payable	(108)	(14,176)	—	—	(5)
Debts	(1,675)	(4,000)	—	—	—
Bonds	(348)	(9,992)	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—

Gross statement of financial position exposure	(888)	(36,780)	12	2	27

Forward exchange contracts	(160)	—	—	—	—

Net exposure	(1,048)	(36,780)	12	2	27

9.	Financial Instruments, Continued

(In millions)	2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	284	14,269	—	5	14
Trade accounts and notes receivable	3,080	6,493	—	—	31
Other accounts receivable	2	—	159	—	—
Available-for-sale financial assets	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,263)	(33,375)	—	—	(5)
Other accounts payable	(55)	(25,815)	—	—	(7)
Debts	(1,020)	(6,000)	—	—	—
Bonds	(347)	(9,987)	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—

Gross statement of financial position exposure	(390)	(54,364)	159	5	33

Forward exchange contracts	(160)	—	—	—	—

Net exposure	(550)	(54,364)	159	5	33

Average exchange rates applied for the three-month periods ended March 31, 2012 and 2011 and the exchange rates at March 31, 2012 and December 31, 2011 are as follows:

(In won)		Average rate			Spot rate
		2012	2011		March 31, 2012	December 31, 2011
USD	(Won)	1,131.43	1,121.04	(Won)	1,137.80	1,153.30
JPY		14.29	13.63		13.81	14.85
TWD		38.09	38.31		38.50	38.13
EUR		1,483.90	1,532.38		1,513.44	1,494.10
PLN		350.94	388.16		364.06	338.65

9.	Financial Instruments, Continued

(ii) Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in foreign currency as of March 31, 2012 and December 31, 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)		2012		2011
		Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(Won)	(45,193)	(45,429)	(24,041)	(24,280)
JPY (5 percent weakening)		(19,248)	(19,248)	(30,601)	(30,601)
TWD (5 percent weakening)		18	18	230	230
PLN (5 percent weakening)		28	28	64	64
EUR (5 percent weakening)		1,549	1,549	1,869	1,869

A strengthening of the won against the above currencies as of March 31, 2012 and December 31, 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d) Interest rate risk

(i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
		2012	2011
Fixed rate instruments
Financial assets	(Won)	1,349,388	1,422,728
Financial liabilities		(2,685,318)	(2,685,174)

	(Won)	(1,335,930)	(1,262,446)

Variable rate instruments
Financial assets	(Won)	600	600
Financial liabilities		(2,509,939)	(1,830,434)

	(Won)	(2,509,339)	(1,829,834)

9.	Financial Instruments, Continued

(ii) Fair value sensitivity analysis for fixed rate instruments

The Company has recognized certain fixed rate convertible bonds as financial liabilities at fair value through profit or loss. As of March 31, 2012, an increase in the interest rate by 100 basis points would have decreased the Company’s profit or loss by (Won)29 million and a decrease in the interest rate by 100 basis points would have increased the Company’s profit or loss by (Won)29 million.

(iii) Cash flow sensitivity analysis for variable rate instruments

As of March 31, 2012 and December 31, 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
		Equity		Profit or loss
		1%p increase	1%p decrease	1%p increase	1%p decrease
March 31, 2012
Variable rate instruments	(Won)	(19,021)	19,021	(19,021)	19,021
December 31, 2011
Variable rate instruments	(Won)	(13,870)	13,870	(13,870)	13,870

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)		March 31, 2012		December 31, 2011
		Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	9,089	9,089	9,157	9,157
Derivatives		57	57	—	—

	(Won)	9,146	9,146	9,157	9,157

Assets carried at amortized cost
Cash and cash equivalents	(Won)	931,550	931,550	604,890	604,890
Trade accounts and notes receivable		3,495,141	3,495,141	3,789,332	3,789,332
Other accounts receivable		99,474	99,474	102,097	102,097
Deposits in banks		415,000	415,000	815,000	815,000
Deposits		64,836	64,836	65,613	65,613
Others		613	613	613	613

	(Won)	5,006,614	5,006,614	5,377,545	5,377,545

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	86,903	86,903	87,339	87,339
Derivatives		199	199	6,969	6,969

	(Won)	87,102	87,102	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,890	56,890	57,665	57,665
Unsecured bank loans		2,274,030	2,287,066	1,578,628	1,525,251
Unsecured bond issues		2,777,434	2,816,378	2,791,976	2,829,206
Trade accounts and notes payable		3,785,372	3,785,372	3,752,724	3,752,724
Other accounts payable		3,151,175	3,151,175	3,690,913	3,690,913

	(Won)	12,044,901	12,096,881	11,871,906	11,855,759

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2011.

9.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
Derivatives	3.76%	3.90%
Debentures, loans and borrowings	3.78%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:  ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)
		Level 1	Level 2	Level 3	Total
March 31, 2012
Available-for-sale financial assets	(Won)	9,089	—	—	9,089
Derivative financial assets		—	57	—	57

	(Won)	9,089	57	—	9,146

Financial liabilities at fair value through profit or loss	(Won)	(86,903)	—	—	(86,903)
Derivative not designated for hedging		—	(199)	—	(199)

	(Won)	(86,903)	(199)	—	(87,102)

(In millions of won)
		Level 1	Level 2	Level 3	Total
December 31, 2011
Available-for-sale financial assets	(Won)	9,157	—	—	9,157
Financial liabilities at fair value through profit or loss	(Won)	(87,339)	—	—	(87,339)
Derivative not designated for hedging		—	(6,969)	—	(6,969)

	(Won)	(87,339)	(6,969)	—	(94,308)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

9.	Financial Instruments, Continued

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
		March 31, 2012	December 31, 2011
Total liabilities	(Won)	14,229,694	14,587,047
Total equity		9,511,747	9,686,917
Cash and deposits in banks (*1)		1,346,550	1,419,890
Borrowings		5,195,257	4,515,608
Total Liabilities to equity ratio		150%	151%
Net borrowing to equity ratio(*2)		40%	32%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.

(*2)	Net borrowings is computed as borrowings net of cash and deposits in banks.

(g)	Transfers of financial assets

Details of transferred financial assets that are not derecognized are as follows:

(In millions of won)		Trade accounts and notes receivable
		Carrying amount	Fair value
Assets	(Won)	910,248	910,248
Associated liabilities		(910,248)	(910,248)

The transferred financial assets, which are outstanding accounts receivable from the Company’s subsidiaries in relation to the Company’s export sales to its subsidiaries, are not derecognized since the Company bears the obligation to pay the scheduled cash flows of the financial assets to financial institutions unless the financial institutions collect the cash flows from the financial assets due.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		2012	2011
Current
Short-term borrowings	(Won)	910,248	—
Current portion of long-term debt		731,183	714,268
Current portion of financial liabilities at fair value through profits or loss		86,903	87,339
Derivatives not designated for hedging		199	6,969

	(Won)	1,728,533	808,576

Non-current
Won denominated borrowings	(Won)	365,484	366,629
Foreign currency denominated borrowings		961,441	1,003,371
Bonds		2,139,998	2,344,001

	(Won)	3,466,923	3,714,001

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2012(*1)		2012	2011
Woori Bank and others (*2)	1ML + 0.72% ~ 1.00%	(Won)	910,248	—

Foreign currency equivalent			USD 800	—

		(Won)	910,248	—

(*1)	ML represents month LIBOR (London Inter-Bank Offered Rates).

(*2)	The Company accounts for proceeds from sale of accounts receivables, which were arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized (Won)3,169 million as interest expense in relation to the above short-term borrowings during the three-month period ended March 31, 2012.

10.	Financial Liabilities, Continued

(c)	Local currency long-term debt as of March 31, 2012 and December 31, 2011 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2012		2012	2011
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	(Won)	19,867	20,817
National Agricultural Cooperative Federation and others	5.05% ~ 5.21%		350,000	350,000

Less current portion of long-term debt			(4,383)	(4,188)

		(Won)	365,484	366,629

(d)	Foreign currency denominated long-term debt as of March 31, 2012 and December 31, 2011 is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of March 31, 2012		2012	2011
The Export-Import Bank of Korea	6ML + 0.69%	(Won)	34,134	40,366
Kookmin Bank and others	6ML + 1.78%,			1,225,110
	3ML + 0.66% ~ 2.79%		1,016,671

Foreign currency equivalent			USD 875	USD 1,020
			JPY 4,000	JPY 6,000

Less current portion of long-term debt			(89,364)	(262,105)

		(Won)	961,441	1,003,371

10.	Financial Liabilities, Continue

(e)	Details of the Company’s debentures issued and outstanding as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, JPY and USD)
	Maturity	Annual interest rate as of March 31, 2012		2012	2011
Local currency debentures(*)
Publicly issued debentures	November 2012 ~ October 2016	4.24% ~ 5.89%	(Won)	2,250,000	2,250,000
Less discount on debentures				(6,141)	(6,721)
Less current portion				(499,472)	(299,658)

			(Won)	1,744,387	1,943,621

Foreign currency Debentures(*)
Floating-rate notes	August 2012 ~ April 2013	3ML + 1.80% ~ 2.40%	(Won)	536,304	552,171

Foreign currency equivalent				USD 350	USD350
				JPY 10,000	JPY10,000

Less discount on bonds				(2,729)	(3,474)
Less current portion				(137,964)	(148,317)

			(Won)	395,611	400,380

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	86,903	87,339

Foreign currency equivalent				USD 76	USD76

Less current portion convertible bonds convertible bonds				(86,903)	(87,339)

			(Won)	—	—

			(Won)	2,139,998	2,344,001

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.

10.	Financial Liabilities, Continue

(f)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss. The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The remaining balance of convertible bonds was repaid at 116.77% of the principal amount on April 18, 2012.

11.	The Nature of Expenses

The nature of expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Changes in inventories	(Won)	117,195	(363,362)
Purchase of raw material and merchandise		3,020,962	3,108,150
Depreciation and amortization		927,233	749,006
Outsourcing fee		908,119	682,337
Labor costs		512,430	472,241
Supplies and others		178,958	250,609
Utility expense		149,338	122,472
Fees and commissions		85,207	88,569
Shipping costs		81,667	38,221
After-sale service expenses		19,415	9,535
Others		248,165	211,868

	(Won)	6,248,689	5,369,646

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the three-month period ended March 31, 2012, other income and other expenses included exchange differences amounting to (Won)196,231 million and (Won)155,027 million, respectively (three-month period ended March 31, 2011 : (Won)231,980 million and (Won)233,724 million, respectively).

The expenses for the three-month period ended March 31, 2011 were reclassified to conform to the classification for the three-month period ended March 31, 2012.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Salaries	(Won)	35,915	34,760
Expenses related to defined benefit plan		5,315	4,756
Other employee benefit		6,082	8,061
Shipping costs		67,698	26,638
Fees and commissions		34,486	32,860
Depreciation and amortization		21,893	9,434
Taxes and dues		609	730
Advertising		24,462	25,232
After-sale service expenses		19,415	9,535
Others		23,257	20,925

	(Won)	239,132	172,931

The expenses for the three-month period ended March 31, 2011 were reclassified to conform to the classification for the three-month period ended March 31, 2012.

13.	Other Income and Other Expenses

(a)	Details of other income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Rental income	(Won)	1,015	940
Foreign currency gain		196,231	231,980
Gain on disposal of property, plant and equipment		65	158
Reversal of allowance for doubtful accounts for other receivables		98	9
Reversal of stock compensation cost		3	267
Commission income		848	678
Others		23,467	15,883

	(Won)	221,727	249,915

(b)	Details of other expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Other bad debt expense	(Won)	—	74
Foreign currency loss		155,027	233,724
Loss on disposal of property, plant and equipment		1	—
Impairment loss on intangible assets		226	—
Expenses related to legal proceedings and others		29,624	5

	(Won)	184,878	233,803

14.	Employee Benefits

The Company’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. The Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service terms used in severance payment calculations for the defined benefit plan are remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		2012	2011
Present value of partially funded defined benefit obligations	(Won)	509,358	486,519
Fair value of plan assets		(338,988)	(340,253)

	(Won)	170,370	146,266

(b)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)		2012	2011
Current service cost	(Won)	32,378	26,759
Interest cost		5,727	4,746
Expected return on plan assets		(3,548)	(3,088)

	(Won)	34,557	28,417

(c)	Plan assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
		2012	2011
Deposits with financial institutions	(Won)	338,988	340,253

As of March 31, 2012, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

(d)	Actuarial gain and loss recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2012 and 2011 is as follows:

(In millions of won)		2012	2011
Defined benefit plan actuarial gain (loss)	(Won)	(53)	605
Income tax		13	(133)

Defined benefit plan actuarial gain (loss), net of income tax	(Won)	(40)	472

15.	Finance income and costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Finance income
Interest income	(Won)	7,099	15,524
Dividend income		204	5,280
Foreign currency gain		35,842	95,979

	(Won)	43,145	116,783

Finance costs
Interest expense	(Won)	44,923	27,276
Foreign currency loss		20,773	19,426
Loss on valuation of financial assets at fair value through profit or loss		—	393
Loss on valuation of financial liabilities at fair value through profit or loss		737	1,079
Impairment loss on investments		7,487	14,538
Loss on factoring of trade receivables		139	—

	(Won)	74,059	62,712

(b)	Finance income and costs recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Loss on valuation of available-for-sale securities	(Won)	(68)	(1,100)
Tax effect		16	242

	(Won)	(52)	(858)

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,568 million ((Won)1,784,617 million) and JPY5,000 million ((Won)69,037 million) in connection with its export sales transactions. As of March 31, 2012, accounts and notes receivable amounting to USD800 million ((Won)910,248 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and, as of March 31, 2012, no accounts and notes receivable were sold but are not past due. In addition, in April 2011, the Company entered into an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won)56,890 million) and as of March 31, 2012, accounts and notes receivable amounting to USD26 million ((Won)29,831 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2012, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD70 million ((Won)79,646 million), USD20 million ((Won)22,756 million) with China Construction Bank, JPY2,000 million ((Won)27,615 million) with Woori Bank, USD70 million ((Won)79,646 million) with Bank of China, and USD60 million ((Won)68,268 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD8.5 million ((Won)9,671 million) and EUR215 million ((Won)325,390 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of March 31, 2012, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR22 million ((Won)32,597 million) term loan credit facility of LG Display Poland Sp. zo. o. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD7 million ((Won)7,965 million) for principals and related interests. The Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited up to the amount of USD5 million ((Won)5,374 million) and CNY50 million ((Won) 9,079 million).

License agreements

As of March 31, 2012, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

16.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of March 31, 2012, the Company’s advances received from customer amount to USD580 million ((Won)659,924 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD300 million ((Won)341,340 million) from Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)56,890 million), the Company provided with part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

17.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

In 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Company claiming the Company’s infringement of their patents. The Court bifurcated the Company’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. In September 2011, the Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. The stay of the Chi Mei Optoelectronics case was lifted on January 31, 2012, and the parties filed a joint status report with the court on March 23, 2012. The Company is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America and other TFT-LCD manufacturing companies, dismissing the case on April 5, 2012. On April 6, 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit. The Company is unable to predict the ultimate outcome of this case.

Industrial Technology Research Institute of Taiwan, lawsuit for infringement of patent

In 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute of Taiwan, or ITRI, to add the Company and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. The Company is unable to predict the ultimate outcome of this case.

17.	Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date April 2012, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date April 2012, investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately W31,378 million, and the Company filed an appeal of the decision with the Seoul Appellate Court in December 2011. To date April 2012, the Seoul High Court has not ruled on the Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. 10 entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. . In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011.

17.	Contingencies, Continued

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Company pursuant to a settlement agreement. In addition, in 2010, Trac Fone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc., T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, AASI Creditor Liquidating Trust for All American Semiconductor Inc., and CompuCom Systems, Inc. filed similar claims. In 2012, ViewSonic Corp., NECO Alliance LLC, and Rockwell Automation Inc. filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred or are expected to be transferred to the MDL Proceedings for pretrial proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Company as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of March 31, 2012 and December 31, 2011, the number of issued common shares is 357,815,700. There have been no changes in the capital stock for the three-month period ended March 31, 2012.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
		2012	2011
Short-term benefits	(Won)	540	540
Expenses related to defined benefit plan		37	42
Other long-term benefits		—	155

	(Won)	577	737

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

19.	Related Parties, Continued

(b) Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)		Sales and other		Purchases and other
		2012	2011	2012	2011
Subsidiaries	(Won)	5,363,286	4,463,861	909,793	811,279
Joint ventures		200,113	149,065	21,041	1,174
Associates		208	5,280	318,911	388,864
LG Electronics		216,171	218,143	53,502	64,252
Other related parties		10	10	7,952	5,376

	(Won)	5,779,788	4,836,359	1,311,199	1,270,945

Account balances with related companies as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
		2012	2011	2012	2011
Subsidiaries	(Won)	3,110,334	3,428,624	944,084	859,659
Joint ventures		116,803	130,217	252,684	340,073
Associates		204	3	318,699	434,692
LG Electronics		132,415	86,924	92,145	98,232
Other related parties		—	—	3,023	3,042

	(Won)	3,359,756	3,645,768	1,610,635	1,735,698

20.	Income Taxes

(a) Details of income tax expense (benefit) for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)		2012	2011
Current tax expense	(Won)	564	574
Deferred tax benefit		(86,059)	(96,893)

Income tax benefit	(Won)	(85,495)	(96,319)

(b) Deferred tax assets and liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2012 and December 31, 2011 are attributable to the following:

(In millions of won)		Assets		Liabilities		Total
		2012	2011	2012	2011	2012	2011
Other accounts receivable, net	(Won)	—	—	(2,408)	(3,738)	(2,408)	(3,738)
Inventories, net		15,568	14,484	—	—	15,568	14,484
Available-for-sale financial assets		2,434	1,259	—	—	2,434	1,259
Defined benefit obligation		14,565	21,877	—	—	14,565	21,877
Accrued expense		98,432	72,965	—	—	98,432	72,965
Property, plant and equipment		44,383	50,602	—	—	44,383	50,602
Intangible assets		1,597	1,105	—	—	1,597	1,105
Provisions		11,188	11,618	—	—	11,188	11,618
Gain or loss on foreign currency translation, net		6,452	13,616	(981)	(31,313)	5,471	(17,697)
Debentures		6,212	6,059	—	—	6,212	6,059
Others		11,393	13,970	(126)	(715)	11,267	13,255
Tax losses		356,036	329,068	—	—	356,036	329,068
Tax credit carryforwards		851,248	829,048	—	—	851,248	829,048

Deferred income tax assets (liabilities)	(Won)	1,419,508	1,365,671	(3,515))	(35,766)	1,415,993	1,329,905

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2012.

21.	Loss Per Share

(a)	Loss per share for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In won, and No. of shares)		2012	2011
Net loss	(Won)	175,078,414,289	154,350,084,341
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Loss per share	(Won)	489	431

There were no events or transactions that result in changes in the number of common shares used for calculating loss per share.

(b)	There are no effects of dilutive potential ordinary shares due to net loss for the three-month periods ended March 31, 2012 and 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: May 15, 2012	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR/IR Division